SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                    FORM SB-1
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                               (Amendment No.    )
                                              ---

                                SearchHelp, Inc.
                ------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


         Delaware                        7380                     11-3621755
------------------------------- ---------------------------- -------------------
   (State of Jurisdiction of    (Primary Standard Industrial (I.R.S. Employer
 Incorporation or Organization) Classification Code Number)  Identification No.)

                     1055 Stewart Avenue, Bethpage, NY 11714
       ------------------------------------------------------------------
          (Address and Telephone Number of Principal Executive Offices)

                     1055 Stewart Avenue, Bethpage, NY 11714
                -----------------------------------------------
                    (Address of Principal Place of Business)

                    William Bozsnyak, Chief Executive Officer
                                SearchHelp, Inc.
                     1055 Stewart Avenue, Bethpage, NY 11714
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:

                             Stephen Rosenberg, Esq.
                            Ralph A. Siciliano, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue, 13th Floor
                               New York, NY 10022
                              Phone: (212) 508-6700
                            Facsimile: (212) 371-1084

                           Placement Agent's Attorney
                              James Schneider, Esq.
                              Atlas Pearlman, P.A.
                       350 Las Olas Boulevard, Suite 1700
                            Ft. Lauderdale, FL 33301
                              Phone: (954) 763-1200
                            Facsimile: (954) 766-7800

     Approximate   date  of   commencement   of  proposed  sale  to  the  public
            , 2002
------------

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |
                                               ---  -------------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |
                        ---  -------------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, checking the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |
                        ---  -------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. | |
                          ---  -------------------------

                         CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                                                   Proposed Maximum       Amount Of
      Title Of Each Class Of         Dollar Amount         Proposed Maximum            Aggregate        Registration
 Securities To Be Registered (1)    To Be Registered   Offering Price Per Unit      Offering Price           Fee
-----------------------------------------------------------------------------------------------------------------------
              Units                    $4,000,000           $.50 per Unit             $4,000,000             --
-----------------------------------------------------------------------------------------------------------------------
          Common Stock,
         $.0001 par value              $3,840,000           $.48 per Share            $3,840,000            $368
-----------------------------------------------------------------------------------------------------------------------
Common Stock class A warrants (2)
                                        $80,000            $.01 per Warrant             $80,000              --
-----------------------------------------------------------------------------------------------------------------------
          Common Stock,
  $.0001 par value, Issuable on
   Exercise of class A warrants        $6,000,000           $.75 per Share            $6,000,000            $552
-----------------------------------------------------------------------------------------------------------------------
Common Stock class B warrants (2)
                                        $80,000            $.01 per Warrant             $80,000              --
-----------------------------------------------------------------------------------------------------------------------
          Common Stock,
  $.0001 par value, Issuable on
   Exercise of class B warrants       $14,000,000          $1.75 per Share            $14,000,000          $1,288
=======================================================================================================================

(1) This registration statement also covers an indeterminate number of shares of SearchHelp, Inc.'s common stock, par value $.0001 per share, that may be issuable by reason of stock splits, stock dividends or other adjustment provisions of the respective plans in accordance with Rule 416 under the Securities Act of 1933, as amended.

(2)  Included in units for the purpose of calculating the registration fee.

     Note: If the filing fee is calculated pursuant to Rule 457(o) under the Securities Act, only the title of the class of securities to be registered, the proposed maximum aggregate offering price for that class of securities and the amount of registration fee need to appear in the Calculation of Registration Fee table. Any difference between the dollar amount of securities registered for such offering and the dollar amount of securities sold may be carried forward on a future registration statement pursuant to Rule 429 under the Securities Act.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Disclosure   alternative   used  (check  one):   Alternative  1
                                                                    ------------
Alternative 2          X
             ------------------.

                                   PROSPECTUS

          SearchHelp, Inc. is offering 8,000,000 units, $.50 per unit. Each unit consists of one share of common stock, one class A warrant to purchase a share of common stock at $.75 per share and one class B warrant to purchase a share of common stock at $1.75 per share. A minimum of 5,000 units must be purchased by each subscriber. The warrants are immediately detachable from the common stock and will be separately tradeable.

          We expect the trading symbol for the shares and the warrants to be assigned by the OTC Bulletin Board when the listing of our securities is approved.

          THIS OFFERING IS HIGHLY SPECULATIVE AND INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

          We are offering our units for sale to the public on a "best efforts" basis, with no required minimum amount to be raised. Even if not all, or very few, of the 8,000,000 units are sold we will not refund any payments for the units. The offering of the units will terminate on December 31, 2002 if not earlier terminated by SearchHelp.


                           ---------------------------

                           Robert M. Cohen & Co., Inc.

                           ---------------------------

          Neither  the  Securities   and  Exchange   Commission  nor  any  state
securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                           Price to        Placement          Proceeds
                            Public        Commissions        To Issuer
                     ---------------- ----------------  ----------------
Per Unit                     $.50             $.05              $.45
Total                     $4,000,000        $400,000         $3,600,000



          The date of this prospectus is           , 2002.
                                         ----------

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY................................................................................................1
RISK FACTORS  ....................................................................................................3
NOTE REGARDING FORWARD LOOKING STATEMENTS  ......................................................................10
USE OF PROCEEDS  ................................................................................................11
DIVIDEND POLICY  ................................................................................................13
CAPITALIZATION  .................................................................................................13
DILUTION  .......................................................................................................14
DESCRIPTION OF BUSINESS  ........................................................................................15
MANAGEMENT  .....................................................................................................25
PRINCIPAL STOCKHOLDERS  .........................................................................................29
DESCRIPTION OF SECURITIES  ......................................................................................30
PLAN OF DISTRIBUTION  ...........................................................................................32
SHARES ELIGIBLE FOR FUTURE SALE  ................................................................................34
LEGAL MATTERS  ..................................................................................................36
OFFICE  .........................................................................................................36
LITIGATION.......................................................................................................36
EXPERTS  ........................................................................................................36
INVESTOR SUITABILITY STANDARDS APPLICABLE IN CERTAIN STATES......................................................37
ADDITIONAL INFORMATION...........................................................................................37
FINANCIAL STATEMENTS
         DECEMBER 31, 2001 AND MARCH 31, 2002...................................................................F-1

                               PROSPECTUS SUMMARY

THE OFFERING AND DESCRIPTION OF SECURITIES

          Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0001 per share, of which 15,025,000 shares are issued and outstanding. No warrants or units are outstanding.

          We are offering 8,000,000 units at a price of $.50 per unit. Each unit consists of one share of common stock, one class A warrant and one class B warrant.

          Each class A warrant gives its holder the right to purchase one share of common stock at $.75. A maximum of 8,000,000 shares of common stock are issuable upon the exercise of the class A warrants. If our common stock trades for at least 5 consecutive trading days at a price of $1.50 or more, SearchHelp will have the right to call the class A warrants at a price of $.01 per warrant, unless an investor chooses to exercise the warrant at that time. The class A warrants are tradeable and are exercisable at any time beginning on the date of this prospectus until 5 years after the date of the prospectus

          Each class B warrant gives its holder the right to purchase one share of common stock at $1.75. A maximum of 8,000,000 shares of common stock are issuable upon the exercise of the class B warrants. If our common stock trades for at least 5 consecutive trading days at a price of $2.50 or more, SearchHelp will have the right to call the class B warrants at a price of $.01 per warrant, unless an investor chooses to exercise the warrant at that time. The class B warrants are tradeable and are exercisable at any time beginning on the date of this prospectus until 7 years after the date of the Prospectus.

          Based on the number of shares of common stock outstanding as of May 9, 2002 and assuming that all 8,000,000 units offered pursuant to this prospectus are sold, a total of 23,250,000 shares of common stock will be outstanding after the offering. This total does not include any shares of common stock issuable upon the exercise of either the class A warrants or the class B warrants, but does include 225,000 shares of common stock issuable to our note holders because their notes were not paid in full as of May 9, 2002.

ABOUT SEARCHHELP

          SearchHelp, Inc. was incorporated in the state of Delaware on September 5, 2001 and is a successor to SH Networks.com, Inc., formerly known as SearchHelp.com, Inc., a New York corporation incorporated on January 29, 1999. We are a start-up company that provides on-line and off-line services for local small businesses, institutions, organizations and individuals in smaller communities throughout the United States. We intend to provide small businesses with a community platform to enhance their business and increase their revenues through business applications such as a customized web site, Internet hosting, advertising and marketing. We intend to assist in the marketing and improvement of local communities through fee-based community economic development services and community builder web sites. We also intend to provide assistance to local public schools. Our company web site became operational in February 2001. Our internet address is www.searchhelp.com.

SUMMARY OF FINANCIAL DATA

          The following tables set forth certain summary financial data for SearchHelp. You should read this information together with the financial statements and the notes to the statements appearing elsewhere in this prospectus.

                                                                 For the Three Months        For the Year Ended
                Statement of Operations Data:                    Ended March 31, 2002        December 31, 2001
                -----------------------------                    --------------------     -----------------
Revenues                                                                  $0                         $0
Loss from operations                                                  $(267,096)                 $(210,301)
Net loss                                                              $(267,096)                 $(210,301)
Net loss attributable to stockholders                                 $(267,096)                 $(210,301)
Basic and diluted net loss per share                                    $(.02)                     $(.02)
Weighted average shares  outstanding used in basic and diluted
net loss per share calculation                                        15,008,334                 9,411,273

Balance Sheet Data:                                            March 31, 2002            December 31, 2001

Cash                                                                    $37,533                   $105,532
Working capital (deficit)                                             $(524,265)                 $(322,161)
Total assets                                                           $198,245                   $248,039
Total liabilities                                                      $575,689                   $431,096
Total stockholders' capital deficiency                                $(377,453)                 $(183,057)

                                  RISK FACTORS


          You should be able to bear a complete loss of your investment. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in our securities.

RISKS RELATING TO OUR STATUS AS A START-UP COMPANY

IF WE DO NOT RAISE AT LEAST $2,150,000, WE MAY NOT HAVE SUFFICIENT FUNDS TO CARRY OUT OUR BUSINESS PLAN AND, SINCE WE HAVE A CAPITAL DEFICIENCY, WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN

          This is a best efforts offering with no required minimum amount to be raised. Even if very few of the 8,000,000 units are sold, we will not refund any payments made by you for the units. If $2,150,000 is raised, we expect, even if no revenues are earned during the next 12 months, to have sufficient funds to carry out our immediate business plan for that period, including the full implementation of our marketing and sales plan. If less than $2,150,000 is raised, and we do not earn any revenues, our investors will have a significantly greater risk that their entire investment will be lost. If we raise only $795,000, we will have only enough funds to pay the placement agent commissions and offering expenses and pay off our total note holder debt in the amount of $400,000, plus interest. Investors may suffer the entire loss of their investment, simply because we have not raised enough funds to operate our business.

          We have spent all of the funds which we have raised so far and we have earned less than $12,000 in revenues. As a result, as of March 31, 2002, we have a capital deficiency of ($377,453) and have a working capital deficiency of ($524,265). We are totally dependent upon the proceeds of this offering to operate as a going concern.

EVEN IF WE RAISE $2,150,000, WE WILL NEED ADDITIONAL FINANCING TO CONTINUE OUR OPERATIONS

          Until we obtain revenues from operations, our ability to successfully complete our business plan will depend upon the raising of substantially more than $2,150,000 in this offering or the availability of other investment capital and funding. We expect that we will need an additional $1,600,000 to allow us to expand our business to accomplish most of the plans in this prospectus and to be profitable. If we cannot raise $4,000,000 from this offering, additional financing may not be available on favorable terms, if at all, inasmuch as we may not have an asset or income base which a lender will be willing to use as the basis to provide debt financing to us. Thus, our ability to raise additional equity will be limited by the success of our operations and the requirements of the securities laws. Any additional equity financing will result in dilution to our stockholders and any debt financing will be required to be repaid before any distributions to stockholders can be made either from operations or upon a sale or liquidation. Amounts paid to service debt must be paid, even if we do not have excess cash from operations. If funding is not available when needed, we may be forced to cease operations and abandon our business.

WE MAY NEVER ACHIEVE PROFITABILITY; WE HAVE JUST BEGUN TO OPERATE AND THUS WE HAVE NO HISTORY OF OPERATIONS UPON WHICH AN INVESTOR MAY EVALUATE THIS INVESTMENT

          Our company's predecessor became operational in February 2000. We have not had significant revenues and our marketing efforts have just begun. As a new business enterprise, we may not achieve our business plan. We have had no operations which will permit an investor to judge our potential for success.

WE NEED MARKET ACCEPTANCE FOR OUR PRODUCTS AND SERVICES TO BE SUCCESSFUL AND WE MAY NEVER ACHIEVE THIS ACCEPTANCE

          The commercial success of our business will depend almost entirely upon the acceptance of our products and services by small businesses, public schools, nonprofit organizations, tourism bureaus, chambers of commerce and consumers. Market acceptance will depend upon several factors, particularly the
(i) determination by local communities that they need and want to improve their communities and their business climate, (ii) determination by small businesses that they want to improve their business by advertising through the Internet on a local community web site and availing themselves of the business services that we will offer, and (iii) the support of local public schools and other nonprofit agencies to market and participate in the improvement of their local community.

          A number of factors may inhibit this acceptance, including (i) the existence of a locally sponsored web site that performs one or more of the services that we will offer, (ii) our inability to convince local business that they need to pay for the products and services which we will offer, or (iii) failure by consumers to use our web site.

AS A START-UP COMPANY, WE MAY BE UNABLE TO ACHIEVE THE STRATEGIC GOALS THAT WE HAVE ESTABLISHED TO BECOME SUCCESSFUL

          Because we are in our early stage of development, we also run the risk of not having the ability to develop awareness of our products and services, offer compelling content on our web site, develop strategic relationships, fully develop our proposed products and services, engage qualified professional assistance, attract advertisers to our web site, respond effectively to competitive pressures, hire, retain and motivate additional qualified personnel, generate traffic on our web site, overcome our competition, build brand recognition, build customer base and stimulate repeat usage, or leverage and extend our platform. Our business may never be successful.

          We depend on the growing use of the Internet for advertising, commerce and communication, and on positive general economic conditions. We cannot assure the investor that the business strategy will be successful or that SearchHelp will successfully address these risks.

OUR PRINCIPAL STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS WILL OWN OVER 55% OF OUR COMMON STOCK, ALLOWING THEM TO CONTROL SEARCHHELP AND TO PREVENT A CHANGE OF CONTROL

          After  this  offering,  our  directors,   officers,  and  other  major
stockholders will beneficially own collectively over 55% of our outstanding common stock. These stockholders will be able to control the vote on all matters requiring stockholders approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay or prevent a change in control even if the change would be beneficial to our stockholders.

WE HAVE CONDUCTED NO FORMAL MARKET RESEARCH IN ORDER TO DETERMINE WHETHER OUR PRODUCTS AND SERVICES WILL BE RECEIVED FAVORABLY BY OUR TARGET MARKET

          We have not conducted, or engaged any other person or entity to conduct, any formal marketing surveys or research regarding the potential for our proposed products and services. Our views concerning the potential for our proposed products and services are personal and are not based upon any empirical data or formal market research.

RISKS RELATING TO OUR OPERATIONS

THE LOSS OF KEY PERSONNEL MAY HARM OUR BUSINESS AND WE WILL NEED TO ATTRACT ADDITIONAL QUALIFIED PERSONNEL

          We presently have 4 employees, 2 of whom are our management personnel, William Bozsnyak, our President and Treasurer, and Debbie Seaman, our Vice President and Secretary. Any of our officers or employees can resign at any time and the loss of one or more of our key employees could harm our business. We have life insurance to protect against the death of our important employees, but we may nonetheless be unable to hire suitable replacements.

          We believe that we need to hire 3 additional qualified employees. However, we will have funds available to recruit and pay the new employees only if we raise over $2,150,000 from this offering. If we do not succeed in attracting and retaining new personnel, or retaining our current personnel, our business will suffer.

WHILE THERE ARE NO COMPANIES THAT WE KNOW OF THAT HAVE OUR BUSINESS PLAN, THERE ARE COMPANIES THAT PROVIDE OR COULD PROVIDE SOME OF THE SERVICES THAT WE INTEND TO PROVIDE AND WE MAY FACE OTHER COMPETITIVE PRESSURES

          We will compete for clients, users and advertisers with the following types of competitors: local regional web sites, national web sites providing local information, B-to-B businesses offering small business solutions and local community development agencies. These competitors include DigitalCity.com, Citysearch.com, Everydayoffice.com, local school web sites and local community web sites. There could be other business and web sites with the same business plan and model as ours, of which we are unaware. Effective competition could result in price reductions, reduced margins or loss of market share, any of which could adversely affect our business.

          We also intend to compete for advertisers with traditional advertising media, such as print, radio and television. If advertisers do not view us or the Internet as an effective advertising medium, they may be reluctant to advertise on our web site.

          Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including larger technical staffs, greater name recognition, larger customer bases, and substantially greater financial, marketing, technical and other resources.

          Any pricing pressures, reduced margins or loss of market share resulting from increased competition, or our failure to compete effectively, could seriously damage our business.

WE EXPECT TO DERIVE A PORTION OF OUR REVENUES FROM ADVERTISING WHICH COULD FAIL TO DEVELOP

          We expect to derive a portion of our revenues from sponsorships and advertising on the Internet. There are currently no widely accepted standards for the measurement of the effectiveness of Internet advertising, and the industry may need to develop standard measurements to support and promote Internet advertising as a significant advertising medium. If these standards do not develop, existing advertisers may not continue their levels of Internet advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. Our business would be adversely affected if the market for Internet advertising fails to develop or develops more slowly than expected.

          Different pricing models are used to sell advertising on the Internet and it is difficult to predict which, if any, of the models will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. Our advertising revenues could be adversely affected if we are unable to adapt to new forms of Internet advertising. Moreover, software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising.

A LARGE PORTION OF OUR BUSINESS WILL BE CONDUCTED ON THE INTERNET AND WE MAY BE EXPOSED TO LIABILITIES FOR INFORMATION POSTED ON OUR WEB SITE

          There is the potential that we might be sued for defamation, negligence, copyright or trademark infringement, personal injury or other matters. In the past, these types of claims have been brought, sometimes successfully, against on-line services. We may also be sued because of the content that is accessible from our web site through links to other web sites or through content and materials that may be posted by members in chat rooms or bulletin boards. We will also offer an e-mail service which may subject us to potential risks such as liabilities or claims resulting from unsolicited e-mail (spamming), lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service.

          We also intend to enter into agreements with commerce partners and sponsors that will entitle us to receive a share of any revenue they derive from the purchase of goods and services through direct links from our web site to their web sites. Such arrangements may subject us to additional claims, including potential liability to consumers of such products and services, or violation of regulatory requirements, because we will provide access to such products or services even if we do not provide such products or services itself. While we intend our agreements with these parties to provide that we will be indemnified against liability, this indemnification, if available, may not be adequate. Even if we obtain insurance, it may not adequately protect us against these types of claims.

WE WILL DEPEND ON THE CONTINUED GROWTH IN USE OF THE INTERNET

          Our market is new and rapidly evolving. Our business would be adversely affected if Internet usage does not continue to grow, particularly usage by small businesses, public schools, nonprofit organizations, tourism bureaus, chambers of commerce and consumers. A number of factors may inhibit Internet usage, including inadequate network infrastructure, security concerns, inconsistent quality of service, and lack of availability of cost-effective, high-speed service. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth and its performance and reliability may decline. In addition, web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as the usage of our web site, could grow more slowly or decline.

WE CONTRACT OUT OUR DATA PROCESSING SERVICES AND OTHER ASPECTS OF OUR BUSINESS AND FAILURE OF OUR CONTRACTORS TO PERFORM THEIR SERVICES TO US WILL DAMAGE OUR BUSINESS

          We have out-sourced our computer software and hardware services to ESP Interactive. We may also out-source other aspects of our business. Failure of our contractors to perform their duties to us may seriously and adversely affect our ability to carry out our business plan. However, we expect that we will be able to secure appropriate replacements since there are other similar suppliers of these products and services.

WE COULD EXPERIENCE SYSTEM FAILURES WHICH COULD HARM OUR BUSINESS AND REPUTATION

          To succeed in our plans, we must be able to operate our network infrastructure. Our operations depend upon our ability to protect our network infrastructure, equipment and keep our information updated and correct.

          Although we have sought to build redundancy into our network and hosting infrastructure, we could experience interruptions in service and partial system failures due to routing problems, hard drive failures, database corruption and other computer failures. Any future interruptions could damage our reputation for reliable service, cause potential clients to no longer use our services, or make it more difficult for us to attract new members. Any of these problems could seriously damage our business.

RISKS RELATING TO OUR SECURITIES

THE COMMON STOCK THAT WE ARE OFFERING IN THIS PROSPECTUS IS A "PENNY STOCK;" BECAUSE "PENNY STOCK" RULES WILL APPLY, YOU MAY FIND IT DIFFICULT TO SELL THE SHARES YOU PURCHASE IN THIS OFFERING. THERE IS NO PUBLIC MARKET FOR OUR SHARES AND OUR MARKET PRICE MAY BE VOLATILE

          A "penny stock" is a common stock that is not listed on a securities exchange and trades for less than $5.00 a share. Prices often are not available to buyers and sellers and the market may be very limited. Penny stocks in start-up companies are among the riskiest equity investments. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the Securities and Exchange Commission. The document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. Many brokers choose not to participate in penny stock transactions. Because of the penny stock rules, there is less trading activity in penny stock and you are likely to have difficulty selling your shares of SearchHelp stock.

          There is currently no public market for our shares and no market may develop or be sustained after the offering. If a market develops, the market price of our shares may decline below the initial public offering price. The sale of a small number of our units in the offering, or sales to a small number of holders, could result in few SearchHelp shares available for public trading. It would thus be very difficult for an active trading market to develop for SearchHelp shares.

          The class A warrants contained in the units may be exercised at any time until December 31, 2005 and the class B warrants contained in the units may be exercised at any time until December 31, 2007. We intend to keep our registration statement current so long as any of the warrants are outstanding. However, if a current registration statement is not in effect, you will not be able to exercise either of the warrants contained in the units.

          Assuming there is a market for our shares, the market price of the shares may be highly volatile.

YOU WILL  SUFFER  IMMEDIATE  AND  SUBSTANTIAL  DILUTION IN THE PRICE YOU PAY FOR
UNITS

          The initial public offering price per share is substantially higher than the net tangible book value of our common stock as of the date of this prospectus. Therefore, you will incur immediate dilution of approximately $.38 in the net tangible book value per share of common stock from the price per share that you pay for the common stock (based upon an assumed initial public offering price of $.50 per unit). This amounts to a dilution of 76%.

THERE WILL BE A SIGNIFICANT NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE AND THIS MAY HURT THE MARKET PRICE OF OUR SHARES

          The market price of our shares could decline as a result of sales, or the perception that such sales could occur, of a large number of shares available in the public market after this offering. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

          Before this offering, 15,250,000 of our shares were outstanding. Some of these shares are subject to certain volume restrictions on transfer and therefore are not freely tradeable in the public market; however, they can be sold under certain circumstances.

          After this offering, assuming that all units are sold, we will have outstanding 8,000,000 shares freely tradeable in the market. In addition, if all units are sold and all of the class A warrants, class B warrants and placement agent warrants are exercised, an additional 18,400,000 shares will be available for sale in the public market.

                                                                                                 Number of Shares
Shares outstanding prior to the date of this prospectus  (subject,  in some                           15,250,000
cases, to volume limitations)
Shares sold pursuant to this prospectus                                                                8,000,000
                                                                                              ------------------
After 12 months from the date of this prospectus (subject, in some cases, to                          23,250,000
volume limitations and assuming no warrants have been exercised)
Exercise of all class A and class B warrants                                                          16,000,000
                                                                                              ------------------
After 12 months from the date of this prospectus (subject, in some cases, to                          39,250,000
volume limitations and assuming the class A warrants and the class B warrants have been exercised)
Exercise of all underwriter warrants                                                                   2,400,000
                                                                                              ------------------
After 12 months from the date of this prospectus (subject, in some cases, to                          41,650,000
volume limitations and assuming all of the warrants have been exercised)                      ==================

                    NOTE REGARDING FORWARD LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve substantial known and unknown risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plans," "project," and similar expressions. You should read statements that contain these words carefully because they discuss the development stage in which we are operating; our lack of revenues; our ability to continue as a going concern; our possible need for additional financing; the uncertainty of market acceptance of our product once widely introduced; competition; technological obsolescence; ability to not violate others' rights; dependence on key personnel, as well as other factors detailed in "Risk Factors" above and elsewhere in this prospectus. Before you invest in our company, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have material adverse effect on our business, results of operations and financial position and, thus, on your investment.

                                 USE OF PROCEEDS

          We have, to date, relied on capital contributions and loans from our management and debt placement offerings to fund operations. Management has determined that, based upon an assumption that we earn no revenues during the 12 month period following the commencement of this offering, we will need $1,190,000 in order to fund our operations for that period, and, thus, given the expenses of the offering and the amounts required to pay outstanding debts and expenses, we will need to raise at least $2,150,000 in this offering to have this $1,190,000 available. If we do earn revenues, we will need less funds from this offering to cover our expenses and, thus, we will have more funds available for business development. We expect to need at least an additional $1,615,000 for the next 12 months' operational expenses and to accomplish additional plans described in this prospectus. Therefore, unless we raise $4,000,000 in this offering, we will need either to raise additional funds or realize revenues from our business activities to meet our cash requirements.

          We intend to use the proceeds of this offering as follows (assuming the maximum $4,000,000 is raised):

         1.       Expenses of the Offering:

                  (a)      Placement agent commissions equal to
                           10% of the amount raised........................................................$400,000

                  (b)      Expenses, including legal, accounting,
                           placement agent expenses of up to $120,000 and other fees                       $300,000
                                                                                                           --------
                                                                                                           $700,000

         2.       Repayment of debt........................................................................$400,000

         3.       Interest on debt at 10% per annum
                  (assuming the debt is paid by December 31, 2002)..........................................$45,000

         4.       Accrued expenses through the date of this prospectus, including payroll expenses and professional service and provider fees...............................$50,000

         5.       Operational expenses for the first 12 months after the date of this prospectus, including marketing and payroll expenses
                  and professional service and provider fees ............................................$1,190,000

         6.       Operational expenses for the next 12 months,
                  including further development of products and services,
                  securing additional management personnel and
                  employees and working capital .........................................................$1,615,000
                                                                                                         ----------
                                                                                                         $4,000,000
                                                                                                         ==========

          Pending the use of proceeds for the above purposes, we will hold our funds in bank deposit accounts, short term certificates of deposit, U.S. Treasury instruments and money market funds.

          In the event we do not sell all of the units offered in this offering, the placement agent's commissions will be lower because they are based upon the amount raised, but other offering expenses will not be reduced, nor will debt repayment or accrued expenses.

          If all of the units are sold, the shares acquired in the offering will represent only 34.8% of SearchHelp's issued and outstanding shares, subject to further dilution and to substantial restrictions on transfer. If the entire amount of this offering is sold and all of the warrants are exercised, the shares acquired in the offering together with the shares acquired on exercise of the warrants will represent 61.8% of SearchHelp's issued and outstanding shares, subject to further dilution. If less than $2,150,000 is raised, SearchHelp may not have sufficient funds available to pay its expenses and carry out its immediate business plan.

          $325,000 of our debt is presently past due. The maturity dates range from February 4, 2002 to April 14, 2002. The proceeds of our debt financings were used to provide funds for operating the company.

                                 DIVIDEND POLICY

          SearchHelp does not intend to pay any cash dividends with respect to its common stock in the foreseeable future. We intend to retain earnings, if any, for use in the operation of our business and to fund future growth.

                                 CAPITALIZATION

          The following table sets forth the total capitalization of SearchHelp as of March 31, 2002.

                                                                  March 31, 2002
                                                                  --------------

Current liabilities                                                 $564,563
Long-term Obligations                                                $11,135
Stockholders'  capital  deficiency:  common
     stock,  $.0001  par value, 100,000,000
     shares authorized,  15,015,000 shares
     issued and outstanding:
                                                                      $1,502
Additional paid-in capital                                          $177,923
Deficit accumulated in development stage                           $(556,828)
Stock subscriptions receivable                                          $(50)
Total stockholders' capital deficiency                             $(377,453)
Total capitalization                                                $198,245

                                    DILUTION

          SearchHelp's net tangible book value deficiency as of March 31, 2002 was $(504,846), or $(.03) per share of common stock. Net tangible book value per share is equal to the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock outstanding on March 31, 2002. Assuming the sale of all of the units offered pursuant to this prospectus at a price of $.50 per unit, then, after deducting placement commissions and estimated offering expenses aggregating $700,000 (but without taking into account the shares issuable upon exercise of the warrants), the net tangible book value of our company as of March 31, 2002 would have been $2,780,254, or $.12 per share of common stock. This represents an immediate increase in net tangible book value of $.15 per share to existing stockholders and an immediate dilution in net tangible book value of $.38 per share to new investors. The following table illustrates this per share dilution:

         Assumed initial public offering price per share                              $.50
         Net tangible book value per share before this offering                      $(.02)
         Increase in net tangible book value attributable to new investors            $.15
         Net tangible book value per share after this offering                        $.12
         Dilution per share to new investors                                          $.38
         Percentage dilution                                                           76%

          The following table summarizes, on a pro forma basis as of March 31, 2002, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders for a share of stock and by new investors purchasing units in this offering:

                                                                                                  Average Price
                                         Shares Purchased            Total Consideration           per  Share
                                      Number        Percent         Number        Percent
--------------------------------- --------------- ------------ ----------------- ----------- ---------------------
Existing stockholders                 15,015,000        65.2%          $113,125        2.8%          $.01
New investors                          8,000,000        34.8%        $4,000,000       97.2%          $.50
                                      ----------     ----------      ----------     ----------     ----------
Total                                 23,015,000       100.0%        $4,113,125      100.0%          $.18
                                      ==========     ==========      ==========     ==========    ===========

                             DESCRIPTION OF BUSINESS

BACKGROUND

          SearchHelp, Inc. was incorporated in the state of Delaware on September 5, 2001 and is a successor to SH Networks.com, Inc., formerly known as SearchHelp.com, Inc., a New York corporation incorporated on January 29, 1999. We are a start-up company that intends to provide on-line and off-line services for local small businesses, institutions, organizations and individuals in smaller communities throughout the United States. We intend to provide small businesses with a community platform to enhance their business and increase their revenues through business applications such as a customized web sites, Internet hosting, advertising and marketing. We intend to assist in the marketing and improvement of local communities through fee-based community economic development services and community builder web sites. We also intend to provide assistance to local public schools. Our company web site became operational in February 2001. Our internet address is www.searchhelp.com.

          In May 2002, we raised $75,000 for operations by issuing promissory notes bearing interest at 10% per annum, plus a 10% penalty interest if not paid when due. These notes, together with accrued interest, are due in September 2002.

          Commencing in December 2001 through February 2002, we raised an additional $325,000 of operating capital by issuing $25,000 promissory notes bearing interest at 10% per annum. Each of the 13 notes is payable in full on the 60th day following its issuance. Each note holder has the right to acquire 10,000 shares of common stock at a price of $.01 per share if his or her note is not repaid in full, together with accrued interest, on the due date and an additional 5,000 shares of common stock at a price of $.01 per share for each month thereafter that the note is not repaid in full. As of May 9, 2002, none of these notes were repaid and, as a result, the note holders were then entitled to purchase 250,000 shares of common stock for an aggregate price of $2,500. Prior to May 9, 2002, an aggregate of 25,000 shares of common stock has been purchased by note holders for $250.

          In September and October 2001, we raised $50,000 for operations by issuing promissory notes bearing interest at 10% per annum. These notes, together with accrued interest, were repaid in full in February 2002.

EMPLOYEES

          We currently have 4 full-time professional, technical, and support personnel. We anticipate hiring 3 additional full-time employees in the next year, provided that we raise sufficient funds in this offering to enable us do so.

PLAN OF OPERATION

          Our plan of operation for the next 12 months depends on the amount of funds we raise in this offering. Initially, we intend to focus on small businesses and local communities in New York State. If our products and services are successful in New York State, we intend to duplicate the model we used in there in other areas of the country. We are currently working on our first project which will be our prototype.

          Our first community web site was designed for the town of Central Islip on Long Island. The web site debuted during a special presentation at the Central Islip Spring Fair on May 4, 2002. The town government hopes that this web site, which links residents directly to community information, will be an invaluable tool in the community's revitalization efforts. As part of its marketing efforts, we donated the web site to the community at no cost and were a sponsor of the Spring Fair. SearchHelp intends to earn revenue from advertising on, and from products and services sold through, our site. It is still too early to determine whether this prototype project will be successful.

MARKETING

          Another target market is schools. SearchHelp has been represented at Parent-Teacher Association (PTA) conferences throughout the country in order to directly reach schools nationwide. In June 2001 and April 2002, we were an exhibitor at the Baltimore national PTA conference and at the Nassau County district PTA conference, respectively. In May 2002, we were represented at the California state PTA conference and we intend to be an exhibitor at the San Antonio, Texas national PTA conference in June 2002. We have been well received by conference attendees as they view our company's products and services as positive and supportive of schools and communities. SearchHelp has also advertised in a national school-related publication known as The Fundraising and Edutainment Guide. We intend to continue exhibiting at PTA conferences.

          Our company intends to participate in legislative conferences, mayoral conferences and other trade shows throughout the year to reach nonprofit organizations, small businesses and government officials.

          We have two different marketing plans of operation depending on the amount of money raised in this offering. In both plans, we will focus our marketing expenditures on various group which include Chambers of Commerce, Community Townships (Economic Development), Tourism Bureaus, Public Schools and Nonprofit Organizations. We have already compiled a list of groups to approach. With a $250,000 marketing budget, we will have the resources to contact a controlled number in each group through major trade shows, e-mail and 6 mailings within a 12-month period. As we gain success, we expect to leverage these gains to expand our reach. The traditional marketing media of print, radio and local cable TV will be used in select cases where it is economical.

          With a $750,000 marketing budget, we intend to increase the controlled group by about 10% and increase the number of mailing campaigns to these groups. Our aim would be to continue to focus on a controlled number of targets within each group and we would hire a marketing manager for each group. These managers will not only have marketing experience, but also have experience with the specific community groups that they are targeting.

TECHNOLOGY

          SearchHelp's computer system is currently built on Microsoft's Windows 2000 Server technology. Each rack-mounted server contains Dual Intel PIII CPU's with at least 512mbs of RAM. The database system contains redundant servers working together to deliver high quality performance. The storage is housed on an external RAID array system that allows multiple servers to share the data all at one time. Management believes this technology provides a more stable environment and eliminates downtime due to hardware failure.

          The connection to the Internet is provided by 3 major fiber optic carriers from 3 separate sources. This setup not only provides redundancy in connections, but also load balancing if traffic increases dramatically in a short period of time.

          Electric power is provided by 2 energy companies on 2 separate grids. All servers in the data center go through a massive "UPS" (battery) system that are fed by the 2 power grids and large backup generators.

PRODUCT PORTFOLIO & Customer Costs

         The following is a list of products we currently offer and intend/or to offer:

          * "Community builder" web site template - This template is geared solely for local towns and communities, nationwide and will offer them the ability to have all of their information "in one place" on-line. The model is flexible in that it can be offered to smaller populations such as nonprofit organizations or chambers of commerce. This template should allow SearchHelp to gain access to local events and classifieds. These community sites will be pre-loaded with SearchHelp products and services. Communities can market SearchHelp services and receive a portion from all sales. We intend to offer a number of choices in terms of design and color scheme. The price for the site has yet to be determined.

          * Economic development program - Through potential (strategic) partnerships, we intend to assist communities nationwide by offering strategic advice. We anticipate instructing communities seeking funding sources and grant opportunities, while also creating not-for-profit organizations (if none exist) in these communities to implement the strategic plan. Fees will vary from either a fixed rate (starting at $5,000) or be calculated on a time and materials basis, depending upon the economic development needs of the community.

          * Software - We intend to develop software applications which give sales or service oriented businesses (auto, boating, real estate, jobs/careers etc.) the ability to track inventory, incorporate their inventory into their existing web site and to automatically be able to add their inventory to SearchHelp's classifieds section, thus giving the business additional exposure for their inventory. The price for this service is yet to be determined.

          * Secured Personal Information Keyed Electronic Software (S.P.I.K.E.) - This software is designed for parents to monitor their child's behavior on-line. It is expected to block and filter out inappropriate web sites on AOL, MSN & IE. We will use key words to block sites, similar to blocking channels for family viewing on cable television. S.P.I.K.E has its own custom browser and custom desk tops for all users which will allow parents to limit access on-line to different age users in the home. The application will also monitor to whom children are Instant Messaging or chatting with on-line and will highlight inappropriate language and, by using artificial intelligence, potentially inappropriate personal discussions. It is expected to lock important folders, files and applications on the computer and not allow access unless the user has given permission. We anticipate the product to be ready for market by late summer 2002. The price for the product has yet to be determined.

          * PDA Compatible Calendar - This will be a complete virtual calendar geared for business. Employees are expected to be able to have access to this calendar from any location where there is Internet access. They will be able to schedule meetings, send reminders, access their contact list, e-mail and to-do-list, and even synchronize with their hand held devices. The price for the product will be based on the number of users per company, starting at $9.95 per month for two users up to $79.95 per month for 30 users.

          * Virtual Operator - This is a web based product that is expected to enable customers to communicate with merchants. We intend the merchants to create questions and answers specific to their business, enabling them to receive requests about specific products and services. This product will sell for $29.95 per month.

          * Run-of-the-site display and banner ads - These are ads that display through out the sites. Prices range from $90 to $550 per month.

          * Run-of-the-site roll down banner ad - This is a regular banner that rolls down a movie screen like ad. Regular banners enlarge from 468x68 pixels to 468x370 pixels. Prices will start at $200 per month.

          * Industry targeted sponsor ads - These ads are customized and can resemble newspaper ads. There are eight industry categories in which to choose. The price for this service starts at $279 per month.

          * Pop-up billboard ads - These ads appear every time a viewer visits the site. The price for this service starts at $150 per month.

          * Menus On-line - We expect to offer restaurants the ability to include their menu with their business listing. Restaurants will be able to fax, upload or mail them to us. There will be 4 different programs to chose from. Packages range in price from $95 to $235 per year.

          * On-line Coupons - We intend to offer merchants the ability to post coupons to their business listing, the coupon section and the local web site section (if the merchant has a web site) for one price. The coupon is expected to be able to be changed as often as the merchant would like. Our streamlined creation tool should allow the merchant to create a coupon from scratch or upload an existing coupon. Prices start at $59 per month.

          * Industry targeted sponsor links - These are text links that reside on the same category pages as the sponsor ads. The links are constantly visible and direct viewers to the sponsor's site or ad. They are expected to be an inexpensive form of creating strong name recognition within a community. The price for this service is $99 per month.

          * Web Studio - Our customers are expected to be able to develop fully supported and customized storefronts, on-line catalogs and brochure type web sites while taking advantage of a secure hosting environment. The price for brochure type sites will be $24.95 per month while e-commerce sites will range from $49.95 to $299 per month. This product is not fully developed at this time.

          * Web site hosting - Currently, we offer three basic plans: Value Plan for $14.95 per month, Standard Plan - $19.95 per month and an E-Commerce Plan - $49.95 per month. Hosting plans can also be customized.

          * Child Shield - This is a safety oriented product intended for parents. It is expected to have both an educational purpose and to serve as an effective recovery program in the event that child is missing. We are currently negotiating a contract to be a distributor-only for product. Price is $49.99.

Business Strategy

          In order for our company to be successful, we need to create an awareness for our products and services among local community leaders and small businesses. We have developed a strategy of offering our services without charge to public schools and other local institutions in order to build an awareness of SearchHelp among these institutions and to solicit their assistance in promoting our services to small businesses and other potential users of our products and services in the community. We will also offer to the public schools a small participation in our revenues to align their economic interests with our own.

          We have established and will establish strategic alliances with both existing and start-up service providers which will enable us to broaden our product and service offerings, thereby enabling us to have a more universal appeal. By doing so we hope to create a large base of both business and individual users for our products and services, which, in turn, we believe will enable us to achieve greater market penetration.

          We have created a web site which serves both as the catalogue of our products and services and one aspect of those services. We also will provide direct non-internet based services at the local community level. We hope to have direct contact with leaders in many local communities throughout the United States.

WEB SITE

          Our web site was created by William Bozsnyak and Debbie Seaman, our founders and 2 of our 4 full-time employees. We also utilize the services of 3 independent contractors who designed and maintain our web site and develop our computer programming. The web site runs from our servers in two locations. The main server is located in a data center in Commack, New York. A back-up server and development server are located in our office in Bethpage, New York.

          Our web site was designed around local communities connected by a customized national network. In addition to our community and business based web site programs, we provide for the consumer a place to find regional information and entertainment. We also intend to provide free e-mail, classifieds, event listings, a personal calendar and a personal folder.

          To add quality content, increase traffic and hold down advertising costs, we intend to form strategic alliances to develop content and make barter marketing arrangements with various local media companies, community organizations, banks, credit card companies, local school districts, national associations, tourism bureaus and chambers of commerce. In addition, we intend to work with other on-line entities that wish to enhance and extend their brand, obtain additional traffic, generate new revenues, offer benefits and/or provide localized information services. A wireless web presence for SearchHelp content is also planned, as this will allow our "on the go" viewers uninterrupted access. We also intend to offer multilingual content, reaching out to the growing population of non-English speaking Internet users and thus increasing viewership.

MATERIAL AGREEMENTS

         We have entered into the 4 material agreements described below.

          1. On November 26, 2001, we entered into an Internet Advertising Agreement with Lifetyme, Inc., a Delaware corporation that sells nonprescription vitamins. Lifetyme expects to advertise on our web site and in certain of our marketing materials in order to increase its brand recognition and to increase sales. Lifetyme will pay us an advertising fee. The term of the agreement is 18 months but we have the right to extend the term for an additional 18 months.

          Upon execution of the Agreement, we granted Lifetyme the right to purchase 500,000 shares of common stock for a purchase price of $.001 per share, a total of $500. Lifetyme assigned this right to certain of its shareholders. If we extend the term of the Agreement, Lifetyme and/or its shareholders will have the right to purchase up to an additional 500,000 shares of our common stock for a purchase price of $.001 per share, a total of $500.

          Because   Lifetyme  is  still  a  development   stage   company,   the
arrangements between us may never go into effect. In addition, as our company and Lifetyme further develop, our arrangements may change.

          2. On December 20, 2001, we entered into a teaming agreement with National Economic Development Advisors, LLC, a New York limited liability company. National is expert in community development and serves as a consultant to not-for-profit organizations. We engaged National for 3 years as a consultant in connection with our community development program and will pay National 55% of any net profits generated as a result of National's services.

          3. On December 26, 2001, we entered into a one year data products license agreement with Acxiom Corporation, an Arkansas corporation, to provide our web site with a telephone directory for use by our customers. We pay Acxiom a monthly fee of $6,500.

          4. On February 8, 2002, we entered into a licensing agreement with Tutornet.com Group, Inc., a Delaware corporation, pursuant to which Tutornet will provide real-time on-line tutoring services to our customers through our web site for $39.99 for an unlimited number of tutoring sessions in any subject within a 30-day period. Tutornet will pay us a fee of $16.00 each time one of our customers registers to use Tutornet's product.

          Tutornet is also a development stage company. Because Tutornet is still in development, the arrangements between us may never go into effect. In addition, as our company and Tutornet further develop, our arrangements may change.

PUBLIC SERVICE

          We intend to help local communities by assisting them in promoting the attractions and benefits within the communities by working with all of their existing resources, including nonprofit organizations and local public schools.

          We expect to provide nonprofit organizations with resources to better reach their targeted population locally and nationwide through our online services and to allow them to add and edit information at their own convenience from a secure password protected environment. We expect that they will be able to contact and work with elected officials through our web site, as well as post issues and solutions affecting their organizations, such as fund raising efforts, new programs and volunteer recruitment. To our knowledge, SearchHelp is the only web site offering this umbrella of services to nonprofit groups.

          We will also work closely with local school systems by providing them with a school calendar program. Both public and private schools will be able to add and edit information in a secure password protected environment which can be accessed by authorized individuals from the school. Our calendar program is intended to allow schools to post school events and other school related content to assist them in reaching their larger communities. Schools should also be able to e-mail a text version of their calendar to their students' families.

SearchHelp will donate 5% of our revenues (including all advertising revenues) from a local community to its public school districts. Thus, businesses advertising with us would simultaneously support the local education system.

          We believe that by building up the local nonprofit organizations and local schools in a community, the community can improve its business and increase its vitality.

PUBLIC RELATIONS AND MARKETING PLAN

          We intend to market our products and services through the following non-conventional means:

1.       Target Market Research

          For each intended local market, which includes local communities, small businesses, nonprofit organizations, public schools, tourism bureaus and chambers of commerce, we either know or will find out the size and profile of the market, partners needed, information sources and the current programs being offered. We intend to then develop custom messaging to deliver their messages through various media vehicles.

          We believe that correlating our target markets with SearchHelp's services should allow us to efficiently allocate resources and establish priorities and activities according to the information we gather. As a result, we hope to customize the total marketing mix of advertising, public relations, direct e-mail and mail and other types of promotional tools.

2.       Marketing Communications Plan

          We are building a program that "teaches" SearchHelp in a simplified and easy-to-communicate way. We intend our program to encourage recognition and participation and to include on-site training, on-line information, printed information packets and various incentives for those who carry SearchHelp's messages throughout their own organizations and communities. We anticipate that the program will be flexible so that it can be tailored to specific needs. We intend the program to be supported by public relations and SearchHelp site promotion.

3.       Reseller Program

          We intend to have a reseller program which will be comprised of a universe of independent graphic artists and web designers, as well as other businesses that have relationships with small business communities across the United States. These resellers will be paid a commission for all their business accounts within the SearchHelp network. They will be able to maintain their accounts within a private on-line office specifically designed to create a seamless process from signing up and implementing business to maintaining and tracking every facet of their business.

4.       Other Marketing Programs for Community Target Groups

          We hope that nonprofit organizations across the United States will view SearchHelp as an Internet destination that can house all of their needs and act as an advocate of their community-at-large. We hope that by providing a variety of services, SearchHelp will gain the viewership and awareness of individuals associated with these groups. We intend to institute a Legislation Alert Program, for example, which we intend will have an automatic audience directed to SearchHelp.

          Local public schools will receive a percentage of the total revenue derived from local businesses within their communities. We believe this program will benefit everyone involved. We anticipate that local school districts will promote SearchHelp because it is a fundraising activity for their school, yet with minimal effort on their part. In addition, schools that participate in the SearchHelp school calendar program will have the viewership of their school families.

          SearchHelp intends to provide a mechanism for community residents to form their own community nonprofit organizations in order to promote the interests of their communities. Newly formed and existing community-based organizations are expected to be able to seek funding sources and qualify for grant opportunities through our economic development program.

          We also will offer discounted services and other incentive for tourism bureaus and chambers of commerce across the country.

          We intend to utilize varied avenues, each directed at a different audience of viewers. We believe that this will allow us to reach potential viewers without incurring the huge expenses typically associated with such a major effort; although there is no assurance that this approach will succeed.

COMPETITION

          Our on-line competition comes from three areas. The first is other small business solutions providers. The second is major nationwide portals, such as CitySearch, Yahoo and AOL. The third is the hundreds of local web sites around the country which are dedicated solely to an individual city or region. The nationwide portals concentrate mainly on major cities and large suburban population centers. The information they provide is generic for small businesses or communities that are unable to do business with these nationwide portals since it is too expensive to advertise on their web site and their web sites lack the small local community nature.

          The local or regional web sites throughout the country provide good local information, but have many limitations. The local sites are typically poorly publicized and have a narrow focus providing content only on one localized region. Viewers may have to exit the site to locate information about other areas or simply to find movie schedules, financial content, sports or other generic content. Like their nationwide portal counterparts, many of these regional sites have a prohibitive cost structure. One of the major reasons both portal types are cost prohibitive for small business and communities is the expense associated with having a sales force.

          Our off-line competition are local offices of economic development across the country and other companies offering small business solution products that are similar to our services and product line. The majority of local Offices of Economic Development are considered to be understaffed and they are largely unable to meet the needs of their communities. Throughout the country there are companies offering products to small businesses. We intend to provide products and services that are affordable and practical. SearchHelp also has its web site as an on-line feature for additional marketing exposure that off-line-only based businesses cannot provide.

          SearchHelp has both on-line and off-line capabilities and our web site combines aspects of both the nationwide portal and the localized web site community. We will allow viewers to surf from region to region with ease and will offer local content, as well as generic information. We expect to be able to manage our overhead, due to our community-based programs and other distribution channels, while also keeping our products and services within the average budgets of small businesses in the United States.

MARKET SUMMARY FOR OUR ON-LINE PRODUCT

          Small businesses generate about 80% of their revenue within a radius of 5 to 20 miles of their business, according to Deloitte & Touche. This is evidence for the need to target specific consumers. The following information has been secured from sources believed to be reliable by us, although we cannot assure prospective investors of its accuracy.

          * According to E-Commerce Times, experts are telling brick and mortar companies that with a $2.7 trillion retail industry, they must jump on-line quickly or risk getting left behind.

          * At National Retail Federation's 2000 Conference in New York, Deloitte & Touche told retailers that they need to speed up the process of establishing their on-line presence.

          * According to E-valuations Research, Inc., a majority of small and medium sized businesses indicate a strong likelihood to build an e-commerce enabled web site.

          We believe an on-line application provider that is cost effective and encompasses small sized businesses is timely. Market penetration of small businesses is very low.

          Local and national nonprofit organizations also need a comprehensive and centralized on-line location where they can inform the public and market their programs. SearchHelp intends to provide this service to these groups and, in so doing, will generate exposure for both the nonprofit organization and the SearchHelp brand name. In turn, the organizations will list the SearchHelp web site. The Internet via SearchHelp may become a vehicle for increasing community awareness and support.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

          We have a board of directors comprised of 4 members. Each director holds office until the next annual stockholders meeting or until a successor is duly elected or appointed. The members of our board of directors and our executive officers are:

Name                        Age          Position
----                        ---          --------
William Bozsnyak            41           Director, Chief Executive Officer,
                                         President and Treasurer
Debbie Seaman               44           Director, Vice President and Secretary
Joel San Antonio            49           Director
Joseph P. Carrizzo          44           Director
Ronald Glime                56           Chief Financial Officer


WILLIAM BOZSNYAK

          William Bozsnyak is the President and Treasurer of the company and has been since the February 2000 inception of the company's predecessor, SH Networks.com, Inc. In 1982, he joined the investment firm of J.P. Morgan Securities Inc. where he became a vice president in the Institutional Fixed Income Sales Department. In 1993, Mr. Bozsnyak left Morgan to join UBS Securities Inc. (Union Bank of Switzerland). He served as a vice president within the Global Fixed Income Department, where he was relationship manager and sold U.S. fixed income securities to major institutional U.S. firms. In 1998, Mr. Bozsnyak left the financial services business to create a local portal that focused on small businesses whose needs were not being met on a national level. This portal ultimately became the company. Mr. Bozsnyak graduated in 1982 from the New York Institute of Technology with a B.S. degree in Business Administration and a minor in Finance.

DEBBIE SEAMAN

          Debbie Seaman is the Vice President and Secretary of the company and has been since the February 2000 inception of the company's predecessor, SH Networks.com, Inc. Ms. Seaman has over 20 years of professional experience in both profit and nonprofit industries and has worked for numerous nonprofit organizations such as the National Multiple Sclerosis Society, Nassau/Suffolk Law Services, NYS Youth Bureaus, Surrogate's Court and North Shore Child & Family Guidance Center. Ms. Seaman's responsibilities included department administration, policy/program development, community project organizing, public speaking, grant writing and clinical practice. As a business consultant, Ms. Seaman has worked as a strategist to increase the value of a company as a whole, while also helping management and staff in fostering improved performance and cooperation. She was a personal life coach and business strategist for small and medium sized companies in industries such as, construction, law, marketing, publishing, politics and travel. Ms. Seaman received her Masters degree in Social Work from Virginia Commonwealth University in 1981.

JOEL SAN ANTONIO

          Joel San Antonio has been a Director of SearchHelp since September 2001. Mr. San Antonio began his career as co-founder of a business in the women's fashion industry. In 1983, Mr. San Antonio and his partner exited the fashion industry and founded Warrantech Corporation, a third party administrator of service contracts and extended warranty programs. The company went public in 1984 and, in September 1997, was recognized by Fortune Magazine as one of the "100 Fastest Growing Companies in America." Today, Mr. San Antonio serves as Chairman of the Board and Chief Executive Officer of Warrantech Corporation and each of its operating subsidiaries. In addition, he was a founder of Corniche Group, Inc., a provider of insurance products and services, and served as a director from May 1998 through September 1999. Since December 1999, Mr. San Antonio has also served as the Chairman of the Board of MedStrong International Corporation, a public company that transports medical records over the Internet. Mr. San Antonio is a member of the Southwestern Connecticut Area Commerce and Industry Association and the Young Presidents' Organization, Inc. A recipient of many industry awards, he was a national finalist in Ernst & Young's 1998 "Entrepreneur of the Year" program. He is also involved in a variety of philanthropic and charitable activities and is a member of the Metropolitan Museum of Art and the Stamford Theater for the Performing Arts.

JOSEPH P. CARRIZZO

          Joseph P. Carrizzo has been a Director of SearchHelp since September 2001. Mr. Carrizzo began his career with Lehman Brothers in 1983. While working there for twelve years in the corporate bond department, he became Lehman's senior level medium term note trader. In 1995, he left Lehman to become an independent distributor of personal care and anti-aging products. His business now includes the distribution of technology and telecom services and on-line education products.

RONALD GLIME

          Ronald Glime has been a Director of SearchHelp since September 2001. Mr. Glime began his career with Life Investors Insurance Company of America developing and marketing a national program of consumer products sold through a network of automobile dealers. He moved to American Warranty Corporation in 1978, resigning as its Chief Executive Officer in 1982. From 1983 through February 1991, Mr. Glime owned and operated an independent general insurance agency, managing over thirty sales people whose efforts resulted in the agency being consistently recognized as a leading national producer of vehicle service contracts. In 1991, he joined Warrantech Automotive, Inc. (formerly known as Warrantech Dealer Based Services, Inc.) as Regional Sales Manager and assumed the office of President in October 1992. He held this position until March 1999 at which time he assumed the office of President of U.S. and Canadian Operations for Warrantech Corporation. Since December 1999, Mr. Glime has also served as the Chief Financial Officer of MedStrong International Corporation, a public company that transports medical records over the Internet. Mr. Glime has been recognized on a number of occasions for his achievements as a businessman.

EXECUTIVE COMPENSATION


                                                                       Long-term Compensation Awards
                                     Annual Compensation              Securities Underlying Options ($)
             Name                 Salary($)        Bonus($)           ---------------------------------
             ----                 ---------        --------
       William Bozsnyak               0               0                             0
        Debbie Seaman                 0(1)            0                             0

(1) Commencing on October 1, 2001, Ms. Seaman has been receiving $500 per month for child care.

EMPLOYMENT AGREEMENTS

          In March 2000, William Bozsnyak entered into a 3-year employment agreement with E-Com Marketing Group, Inc., a predecessor company, pursuant to which Mr. Bozsnyak became Chief Executive Officer, President and Treasurer of SearchHelp. The agreement provides for a base salary of $80,000, which will commence upon the completion of this offering, with a minimum annual 5% increase.

          In March 2000, Debbie Seaman entered into a 3-year employment agreement with e-Com Marketing Group, Inc., a predecessor company, pursuant to which Ms. Seaman became Vice President and Secretary of SearchHelp. The agreement provides for a base salary of $70,000, which will commence upon the completion of this offering, with a minimum annual 5% increase.

          Each employment agreement will be automatically extended each year unless notice is received by either the employee or us.

          Both Mr. Bozsnyak and Ms. Seaman will receive incentive bonuses to be determined prior to the commencement of each year if they satisfy the criteria for such bonuses as determined by the company's compensation committee. If and when the company establishes a stock option plan, each of them will be granted options to purchase up to $200,000 worth of shares of common stock at a price equal to the midpoint between the bid and ask price of a share of common stock on the date of the grant.

CERTAIN TRANSACTIONS

          On December 4, 2001, SearchHelp borrowed $25,000 from Ronald Glime, its Chief Financial Officer. Pursuant to the promissory note issued to Mr. Glime, we agreed to repay the note, plus interest at a rate of 10% per annum, by February 4, 2002. Mr. Glime has the right to purchase 10,000 shares of our common stock at a price of $.01 per share if his note, and accrued interest, is not repaid in full when due, and to purchase an additional 5,000 shares of common stock at a price of $.01 per share for each month thereafter that the note, with accrued interest, is not repaid in full. As of May 1, 2002, Mr. Glime was not repaid and he purchased 25,000 shares of common stock for $250.

          The Company has a $50,000 revolving line of credit with HSBC Bank USA. As of March 31, 2002, $39,450 of the credit line has been utilized. The company's officers, William Bozsnyak and Debbie Seaman, personally guaranteed this debt. Their guarantee is collateralized by marketable securities owned by Mr. Bozsnyak which had a fair market value of approximately $33,000 as of December 31, 2002.

          On December 1, 2000 the company entered into a lease with Briarcliffe Foundation, Inc. Mr. Bozsnyak personally guaranteed the rent payments due under the lease.

          Mr. Bozsnyak has advanced $71,951, and Ms. Seaman has advanced $14,820, to the company. These loans do not bear interest and Mr. Bozsnyak and Ms. Seaman do not expect them to be repaid until the company has enough cash to operate for a period of 18 months.

                             PRINCIPAL STOCKHOLDERS

          The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 9, 2002, by:

          * Each person (or group of affiliated persons) who is known by SearchHelp to beneficially own 5% or more of our common stock

          *    Each director of SearchHelp

          *    Each of the named executive officers of SearchHelp

          *    All directors and executive officers of SearchHelp as a group

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

          The number and percentage of shares beneficially owned prior to this offering are based on 15,025,000 shares of common stock issued and outstanding as of May 9, 2002, plus 225,000 shares of common stock issuable since our debt has not been repaid as of May 9, 2002.

          The number and percentage of shares beneficially owned after this offering are based on the 15,025,000, plus the 8,000,000 sold in this offer plus 225,000 additional shares of common stock issuable if the debt has not been repaid by May 9, 2002.

                                                  Shares Beneficially Owned         Shares Beneficially Owned
                                                  Prior to this Offering            After the Sale of the
                                                                                    Maximum of this Offering
                                                  ---------------------------------------------------------------
Name and Address of Beneficial Owner              Number           Percent          Number          Percent
------------------------------------              ------           -------          ------          -------
William Bozsnyak (1)                                    3,457,685      22.67%           3,457,685       14.87%
Debbie Seaman (2)                                       3,119,225      20.45%           3,119,225       13.42%
Joel San Antonio (3)                                    5,500,000      36.07%           5,500,000       23.66%
Ronald Glime (4)                                          175,000       1.15%             175,000       0.750%
Joseph Carrizzo (5)                                       250,000       1.64%             250,000        1.06%

All current directors and executive officers of        12,901,910      84.60%          12,901,910       55.49%
SearchHelp as a group
(5 persons)

(1) Mr. Bozsnyak's address is c/o SearchHelp, Inc., 1055 Stewart Avenue, Bethpage, NY 11714.

(2) Ms. Seaman's address is c/o SearchHelp, Inc., 1055 Stewart Avenue, Bethpage, NY 11714.

(3) Mr. San Antonio's address is c/o Warrantech Corporation, One Canterbury Green, Stamford, CT 06901.

(4) Mr. Glime's address is c/o SearchHelp, Inc., 1055 Stewart Avenue, Bethpage, NY 11714.

(5)  Mr. Carrizzo's address is 35 Marie Drive, Huntington, New York, 11743.



                            DESCRIPTION OF SECURITIES

COMMON STOCK

          Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0001 per share. There are currently 15,025,000 shares issued and outstanding. Each holder is entitled to one vote for each share held on all matters to be voted upon by the stockholders. The shares of common stock do not have cumulative voting rights, which means that holders of more than 50% of the shares of common stock voting for the election of directors can elect all the directors and, therefore, our present stockholders can elect all of the directors even after this offering.

          The holders of common stock are entitled to receive a pro-rata share of dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. However, we presently intend to reinvest any earnings instead of paying cash dividends. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share pro-rata in all assets remaining after payment of our liabilities. Shares of common stock have no preemptive, conversion, or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

UNIT WARRANTS

          There are currently no warrants outstanding. Two types of warrants are being offered pursuant to this prospectus. Each class A warrant gives its holder the right to purchase one share of common stock for $.75. The class A warrants will be exercisable at any time after the date of this prospectus until December 31, 2007. A maximum of 8,000,000 shares of common stock are issuable upon the exercise of the class A warrants. If our common stock trades for at least 5 consecutive trading days at a price of $1.50 or more per share, we will have the right to call the class A warrants at a price of $.01 per class A warrant unless an investor chooses to exercise his or her class A warrant at that time.

          Each class B warrant purchase in this offering gives its holder the right to purchase one share of common stock for $1.75. The class B warrants will be exercisable at any time after the date of this prospectus until December 31, 2009. If our common stock trades at least 5 consecutive trading days at a price of $2.50 or more per share, we will have the right to call the class B warrants at a price of $.01 per class B warrant unless an investor chooses to exercise his or her class B warrant at that time.

NOTES

          In May 2002, we raised $75,000 for operations by issuing promissory notes bearing interest at 10% per annum, plus a 10% penalty interest if not paid when due. These notes, together with accrued interest, are due in September 2002.

          Commencing in December 2001 through February 2002, we raised an additional $325,000 of operating capital by issuing $25,000 promissory notes bearing interest at 10% per annum. Each of the 13 notes is payable in full on the 60th day following its issuance. Each noteholder has the right to acquire 10,000 shares of common stock at a price of $.01 per share if his or her note is not paid in full, together with accrued interest, on the due date and an additional 5,000 shares of common stock at a price of $.01 per share for each month thereafter that the note, with interest, is not repaid in full. As of May 9, 2002, none of these notes were repaid and, as a result, the noteholders were then entitled to purchase 250,000 shares of common stock for an aggregate price of $2,500. Prior to May 9, 2002, an aggregate of 25,000 shares of common stock has been purchased by noteholders for $250.

          In September and October 2001, we raised $50,000 for operations by issuing promissory notes bearing interest at 10% per annum. These notes, together with accrued interest, were paid in full in February 2002.

                              PLAN OF DISTRIBUTION

          We have entered into a placement agreement with Robert M. Cohen & Co., Inc., a securities broker-dealer who is a member of the National Association of Securities Dealers, Inc. The subscription amount of $.50 per unit must be paid by check made payable to "SearchHelp International Company Escrow Account" or by wire transfer. Funds will be collected and deposited into an escrow account at HSBC Bank USA and will be paid over to the company at periodic closings, expected to occur once every 2 weeks. The purpose of the escrow is simply to facilitate the closing process. The release of funds from escrow is not dependent upon our raising any specific amounts in this offering. Certificates for shares and warrants subscribed for will be issued as soon as practicable after each closing.

          The placement agent will sell the units to the public on SearchHelp's behalf on a "best efforts" basis, with no required minimum. Therefore, if we do not raise enough money to continue our business we will not return your investment to you. We will pay the placement agent a commission of 10% of the proceeds of all the units placed by the placement agent and non-accountable expenses of 3% of the proceeds of all the units placed by the placement agent. The placement agent will also receive warrants to purchase units.

          The price of the units has been determined solely by us and does not bear any direct relationship to our assets, operations, book value or other established criteria of value. No one has agreed to buy any of our units and there is no assurance that any sales will be made. We have the right to accept or reject any subscriptions for units in whole or in part.

          Upon the effective date of this prospectus, SearchHelp has agreed to give the placement agent warrants to purchase up to 800,000 units at $.75 per unit for 7 years. Upon the exercise of a warrant and the payment of the exercise price, the placement agent will acquire one share of common stock and a class A warrant to purchase one share of common stock exercisable at $.75 per share for 5 years and a class B warrant to purchase one share of common stock exercisable at $1.75 per share for 7 years. The warrant and underlying securities are restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this prospectus, except for transfers to officers and partners of the placement agent. The placement agent will not be subject to the same call provisions contained in the class A warrant and the class B warrant.

          The placement agent's warrants and the underlying shares of common stock will not be registered at this time. The placement agent will have certain piggyback rights to cause the registration of these securities if SearchHelp effects a registration of its securities on or before December 31, 2007. The placement agent does not have demand registration rights.

          The placement agreement provides that SearchHelp will indemnify the placement agent against certain liabilities under the Securities Act of 1933, as amended, or will contribute to payments that the placement agent may be required to make in respect thereof.

          The placement agreement provides that we will cause each of our officers and directors and certain others to enter into a "lock-up" agreement not to sell, pledge, hypothecate, transfer, or otherwise dispose of any shares of common stock owned by them, for a period of 12 months from the effective date of this prospectus without the prior written consent of the placement agent. The shares subject to the lock-up consist of a minimum of 15,000,000 shares owned or to be owned by current stockholders and the holders of the notes.

          The placement agent does not intend to sell any of the units to accounts for which it exercises discretionary authority. The placement agent has no right to designate or nominate a member of our board of directors.

                         SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has not been any public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of equity securities. See "Risk Factors." There will be a significant number of shares eligible for future sale and this may hurt the market price of our shares."

          Upon the closing of this offering, and assuming all the units are sold, we will have an aggregate of approximately 23,025,000 shares of common stock outstanding. Additionally, there will be approximately 225,000 shares of common stock issuable to our note holders since their notes are not going to be paid in full as of the effective date of this prospectus. Of the outstanding shares, the 8,000,000 shares sold in this offering will be freely tradable, except that any shares held by officers, directors or persons who hold 10% of our shares of common stock may only be sold in compliance with the limitations described below. The remaining 15,025,000 shares of common stock, plus the 225,000 shares issuable to the note holders, will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

                                                                                                 Number of Shares
                                                                                                 ----------------
Shares outstanding prior to the date of this prospectus (subject, in some                             15,250,000
cases, to volume limitations)
Shares sold pursuant to this prospectus                                                                8,000,000
                                                                                              ------------------
After 12 months from the date of this prospectus (subject, in some cases, to                          23,250,000
volume limitations and assuming no warrants have been exercised)
Exercise of all class A and class B warrants                                                          16,000,000
                                                                                              -----------------
After 12 months from the date of this prospectus (subject, in some cases, to                          39,250,000
volume limitations and assuming the class A warrants and the class B warrants have been exercised)
Exercise of all underwriter warrants                                                                   2,400,000
                                                                                              ------------------
After 12 months from the date of this prospectus (subject, in some cases, to                          41,650,000
volume limitations and assuming all of the warrants have been exercised)                      ===================

          In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an officer, director or person who hold 10% of our shares of common stock at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

          SearchHelp's directors and officers and certain stockholders who hold shares in the aggregate have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock without the prior written consent of the placement agent for a period of 12 months from the date of this prospectus. Please see "Plan of Distribution." In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the 12 months referenced in the preceding sentence. See "Risk Factors--There will be a significant number of shares eligible for future sale and this may hurt the market price of our shares."

                                  LEGAL MATTERS

          The validity of the shares of common stock offered hereby will be passed upon for SearchHelp by Tannenbaum Helpern Syracuse & Hirschtritt LLP, 900 Third Avenue, New York, New York 10022. Tannenbaum Helpern Syracuse & Hirschtritt LLP owns 100,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon by for the placement agent by Atlas Pearlman, P.A., 350 Las Olas Boulevard, Suite1700 Ft. Lauderdale, FL 33301.

                                     OFFICE

          We are leasing an executive office located at 1055 Stewart Avenue, Suite 12, Bethpage, New York 11714. The original term of the lease was 1 year which began on December 1, 2000 and was extended for one year. The rent for the premises is $1,082.00 per month or $12,984.00 per year.

          We provided the landlord with a security deposit of $2,155.

                                   LITIGATION

          We are not a party to any litigation and we have no knowledge of any pending or threatened litigation against us.

                                     EXPERTS

          The financial statements of SearchHelp, Inc. as of December 31, 2001 included in this prospectus have been audited by Weinick Sanders Leventhal & Co., LLP independent certified public accountants, as set forth in their report of such financial statements, and are included in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INVESTOR SUITABILITY STANDARDS
                          APPLICABLE IN CERTAIN STATES

          California and Oregon - Each investor must have either (i) a liquid net worth of not less than $75,000 and a gross annual income of not less than $50,000 or (ii) a liquid net worth of $150,000 and the amount each investor is investing in our company does not exceed 10% of the investor's net worth. For purposes of this paragraph, the meaning of "liquid net worth" excludes home, home furnishings and automobiles.

                             ADDITIONAL INFORMATION

          We  have  filed  with  the  Securities   and  Exchange   Commission  a
Registration Statement on Form SB-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

          You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Securities and Exchange Commission's Web site (http://www.sec.gov).

          As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for the quotation on the Nasdaq over the counter market, such reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                                SEARCHHELP, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2001


                                SEARCHHELP, INC.
                          (A Development Stage Company)


                                    I N D E X
                                                                                                         Page No.

INDEPENDENT AUDITORS REPORT......................................................................           F-3

FINANCIAL STATEMENTS:

     Balance Sheet as at December 31, 2001 .....................................................            F-4

     Balance Sheet as at March 31, 2002 (Unaudited) ............................................            F-5

     Statements of Operations For the Period from January 29, 1999 (Inception)
        to December 31, 1999, For the Years Ended December 31, 2000 and 2001 and
        for the Period from January 29, 1999
        (Inception) to December 31, 2001 .......................................................            F-6

        For the Three Months Ended March 31, 2002 and 2001 and Cumulative from
        January 29, 1999
        (Inception) to March 31, 2002 (Unaudited) ..............................................            F-7

     Statement of Stockholders' Capital Deficiency For the Period from January
        29, 1999 (Inception) to December 31, 1999 and
        For the Years Ended December 31, 2000 and 2001 .........................................            F-8

        For the Three Months Ended March 31, 2002 (Unaudited) ..................................            F-9

     Statement of Cash Flows For the Period from January 29, 1999 (Inception) to
        December 31, 1999, For the Years Ended December 31, 2000 and 2001 and
        for the Period from January 29, 1999
        (Inception) to December 31, 2001........................................................        F-10 - F-11

        For the Three Months Ended March 31, 2002 and 2001 and Cumulative from
        January 29, 1999
        (Inception) to March 31, 2002 (Unaudited) ..............................................           F-12

     Notes to Financial Statements ..............................................................        F13 -F19


     WEINICK
       SANDERS
        LEVENTHAL & CO., LLP                                       1515 BROADWAY
                                                       NEW YORK, N.Y. 10036-5788
--------------------------------------------------------------------------------
                        CERTIFIED PUBLIC ACCOUNTANTS                212-869-3333
                        ----------------------------            FAX 212-764-3060
                                                                   WWW.WSLCO.COM

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
SearchHelp, Inc.

We have audited the accompanying balance sheet of SearchHelp, Inc. (A Development Stage Company) as at December 31, 2001 and the related statements of operations, stockholders' capital deficiency and cash flows for the period from January 29, 1999 (inception) to December 31, 2000, years ended December 31, 2001 and 2000 and cumulative from January 29, 1999 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SearchHelp, Inc. (A Development Stage Company) as at December 31, 2001 and the results of its operations and its cash flows for the period from January 29, 1999 (inception) to December 31, 1999, years ended December 31, 2001 and 2000 and cumulative from January 29, 1999 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1 to the financial statements, the Company has a working capital deficiency of $322,161 and a stockholders' capital deficiency of $183,057 at December 31, 2001 and as a development stage company has incurred losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plan regarding those matters is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/ WEINICK SANDERS LEVENTHAL & CO., LLP

New York, N. Y.
March 15, 2002

                                SEARCHHELP, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                DECEMBER 31, 2001

                                   A S S E T S
                                   -----------

Current assets:
  Cash                                                                               $105,532
  Prepaid insurance                                                                     3,403
                                                                                    ----------
        Total current assets                                                                          $108,935

Property and equipment - at cost, less accumulated depreciation                                          9,556

Other assets:
  Trademark - at cost, less accumulated amortization of $261                              939
  Software development costs, less accumulated amortization of $65,168                 88,854
  Deferred finance costs, less accumulated amortization of $15,000                     12,500
  Deferred registration costs                                                          25,100
  Security deposit                                                                      2,155
                                                                                    ----------
        Total other assets                                                                            129,548
                                                                                                     --------

                                                                                                     $248,039
                                                                                                     ========

                LIABILITIES AND STOCKHOLDERS' CAPITAL DEFICIENCY
                ------------------------------------------------

Current liabilities:
  Note payable - bank                                                                $ 39,450
  Notes payable - other                                                               275,000
  Due to stockholders                                                                  86,771
  Accounts payable                                                                     17,984
  Accrued expenses                                                                     11,891
                                                                                    ----------
        Total current liabilities                                                                     $431,096

Commitments and contingencies                                                                                -

Stockholders' capital deficiency:
  Common stock - $.0001 par value
    Authorized  - 100,000,000 shares
    Issued and outstanding - 15,000,000 shares                                          1,500
  Additional paid-in capital                                                          111,625
  Deficit accumulated in the development stage                                      ( 289,732)
  Stock subscriptions receivable                                                    (   6,450)
                                                                                    ----------
        Total stockholders' capital deficiency
                                                                                                     ( 183,057)

                                                                                                      $248,039
                                                                                                      ========

                       See notes to financial statements.

                                SEARCHHELP, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                 MARCH 31, 2002
                                   (Unaudited)

                                   A S S E T S
                                   -----------
Current assets:
  Cash                                                                         $ 37,533
  Prepaid insurance                                                               2,765
                                                                                -------
        Total current assets                                                                    $ 40,298

Property and equipment - at cost, less accumulated depreciation                                   24,220

Other assets:
  Trademark - at cost, less accumulated
    amortization of $281                                                            919
  Software development costs, less accumulated amortization of $80,577          104,345
  Deferred finance costs, less accumulated amortization of $36,292                1,208
  Deferred registration costs                                                    25,100
  Security deposit                                                                2,155
                                                                                -------
        Total other assets                                                                      133,727
                                                                                               --------

                                                                                               $198,245
                                                                                               =========
LIABILITIES AND STOCKHOLDERS' CAPITAL DEFICIENCY

Current liabilities:
  Note payable - bank                                                          $ 39,450
  Notes payable - other                                                         325,000
  Current portion of long-term debt                                               4,195
  Due to stockholders                                                            86,771
  Accounts payable                                                               14,781
  Accrued expenses                                                               94,366
                                                                                --------
        Total current liabilities                                                               $564,563

Long-term debt, less current portion                                                              11,135

Commitments and contingencies                                                                          -

Stockholders' capital deficiency:
  Common stock - $.0001 par value
    Authorized  - 100,000,000 shares
    Issued and outstanding - 15,015,000 shares                                    1,502
  Additional paid-in capital                                                    177,923
  Deficit accumulated in the development stage                                ( 556,828)
  Stock subscriptions receivable                                              (      50)
                                                                              ----------
        Total stockholders' capital deficiency
                                                                                               ( 377,453)

                                                                                                $198,245
                                                                                                ========

                       See notes to financial statements.

                                SEARCHHELP, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

                                                 For the Period From                                               Cumulative From
                                                   January 29, 1999                                                January 29, 1999
                                                    (Inception) to      For the Year Ended     For the Year Ended   (Inception) to
                                                  December 31, 1999      December 31, 2000     December 31, 2001   December 31, 2001
                                                  ------------------     ------------------    ------------------  -----------------

Revenues                                               $ 8,929                $ 2,766                 $ -               $ 11,695
                                                      ---------              ---------             ----------          ----------
Operating expenses:
  Officer's salary                                          -                      -                   1,500                1,500
  Other salaries                                            -                      -                  39,900               39,900
  Payroll taxes                                             -                      -                   6,911                6,911
  Rent                                                      -                   2,166                 11,352               13,518
  Telephone                                               4,601                 4,200                  2,146               10,947
  Officers' life insurance                                  -                      -                     794                  794
  Advertising and promotion                                 -                      -                  10,377               10,377
  Professional fees                                      12,486                17,896                  3,297               33,679
  Travel and entertainment                                  189                 1,523                  2,430                4,142
  Bank service charges                                      314                   687                  7,445                8,446
  Interest                                                1,230                 3,140                  8,885               13,255
  Office, supplies and postage                            3,178                 6,530                  4,013               13,721
  Web site costs                                            -                      -                  52,841               52,841
  Computer                                                  -                      -                   3,560                3,560
  Depreciation and amortization                             655                 1,312                  1,800                3,767
  Amortization of software development costs              7,818                22,292                 35,058               65,168
  Amortization of deferred finance costs                    -                      -                  15,000               15,000
  Miscellaneous                                             666                   243                  2,992                3,901
                                                      ---------              ---------             ----------          ----------
Total operating expenses                                 31,137                59,989                210,301              301,427
                                                      ---------              ---------             ----------          ----------

Net loss                                              ($ 22,208)             ($57,223)             ($210,301)          ($ 289,732)
                                                      =========              =========             ==========          ==========

Per share data:
  Net loss per share - basic and diluted              ($    -  )                ($.01)                 ($.02)
                                                      =========              =========             ==========

Weighted average number of shares outstanding         6,616,910             6,616,910              9,411,273
                                                      ==========            ==========             ==========

                       See notes to financial statements.

                                SEARCHHELP, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                               For the Three             Cumulative from
                                                                Months Ended            January 29, 1999
                                                                  March 31,              (Inception) to
                                                           2002             2001          March 31, 2002
                                                        ----------       ----------       ---------------
                                                       (Unaudited)       (Unaudited)         (Unaudited)
Revenues                                                 $     -          $     -           $    11,695
                                                        ----------       ----------       ---------------

Operating expenses:
  Officer's salary                                          1,500               -                 3,000
  Other salaries                                           22,000               -                61,900
  Payroll taxes                                             2,108               -                 9,019
  Rent                                                      3,240            2,705               16,758
  Telephone                                                   559              448               11,506
  Officers' life insurance                                    475               -                 1,269
  General insurance                                           823               -                   823
  Advertising and promotion                                 4,953            4,301               15,330
  Professional fees                                         5,000            9,383               38,679
  Travel and entertainment                                    781              261                4,923
  Bank service charges                                         62               53                8,508
  Interest                                                 86,579            1,730               99,834
  Office supplies and postage                                 675            1,538               14,396
  Web site costs                                           20,077            5,763               72,918
  Directory fees                                           13,000               -                13,000
  Computer                                                    471            5,800                4,031
  Financing costs                                          66,150               -                66,150
  Depreciation and amortization                             1,012              487                4,779
  Amortization of software development costs               15,409            7,414               80,577
  Amortization of deferred finance costs                   21,292               -                36,292
  Miscellaneous                                               930              401                4,831
                                                        ----------       ----------       ---------------
Total operating expenses                                  267,096           40,284              568,523
                                                        ----------       ----------       ---------------

Net loss                                                ($267,096)        ($40,284)          ($556,828)
                                                        ==========        =========          ==========

Per share data:
  Loss per share basic and diluted                        ($.02)          ($   .01)
                                                        ==========        =========

Weighted number of shares outstanding                   15,008,334        6,616,910
                                                        ==========        =========

                       See notes to financial statements.

                                SEARCHHELP, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
          STATEMENTS OF STOCKHOLDERS' CAPITAL DEFICIENCY FOR THE PERIODS
             FROM JANUARY 29, 1999 (INCEPTION) TO DECEMBER 31, 2001

                                                                                    Deficit
                                                                                  Accumulated                           Total
                                              Common Stock        Additional       in the           Stock         Stockholders'
                                              --------------         Paid-in     Development     Subscriptions         Capital
                                          Shares       Amount        Capital         Stage         Receivable        Deficiency
                                      ------------     -------      ---------     ----------       --------         ----------
Common stock issued to founders          6,616,910      $ 662        $ 1,338          $ -             $ -             $ 2,000

Net loss for the period from
 January 29, 1999 (inception)
 to December 31, 1999                          -           -              -       ( 22,208)             -            ( 22,208)
                                      ------------     -------      ---------     ----------       --------         ----------

Balance at December 31, 1999             6,616,910         662          1,338     ( 22,208)             -            ( 20,208)

Net loss for the year ended
 December 31, 2000                             -           -              -       ( 57,223)             -            ( 57,223)
                                      ------------     -------      ---------     ----------       --------         ----------

Balance at December 31, 2000             6,616,910         662          1,338     ( 79,431)             -            ( 77,431)

Loans converted to common stock          1,623,090         162        104,413            -              -              104,575

Common stock subscribed                  6,660,000         666          5,784            -         ( 6,450)                -

Common stock issued for
 services rendered                         100,000          10             90            -              -                  100

Net loss for the year ended
 December 31 ,2001                             -           -              -       ( 210,301)            -           ( 210,301)
                                      ------------     -------      ---------     ----------       --------         ----------

Balance at December 31, 2001           15,000,000      $1,500       $111,625      ($289,732)       ($6,450)         ($183,057)
                                      ============     =======      =========     ==========       ========         ==========

                       See notes to financial statements.

                                SEARCHHELP, INC.
                          (A Development Stage Company)
                 STATEMENTS OF STOCKHOLDERS' CAPITAL DEFICIENCY
                    FOR THE THREE MONTHS ENDED MARCH 31, 2002
                                   (UNAUDITED)
                                                                                   Deficit
                                                                                Accumulated                               Total
                                        Common Stock           Additional         in the              Stock           Stockholders'
                                        -------------            Paid-in         Development       Subscriptions          Capital
                                   Shares         Amount          Capital          Stage             Receivable          Deficiency
                                 -----------      -------        ---------       ----------         ------------        ------------
Balance at December 31, 2001     15,000,000        $1,500        $111,625        ($289,732)          ($6,450)            ($183,057)

Common stock sold                    15,000             2             148               -                 -                    150

Payment of subscriptions                 -            -                -                -               6,400                6,400

Compensatory element of
  noteholders purchase rights            -            -            66,150               -                 -                 66,150

Net loss for the three
  months ended March 31, 2002           -             -               -          ( 267,096)               -              ( 267,096)
                                 -----------      -------        ---------       ----------         ------------        ------------

Balance at March 31, 2002        15,015,000       $1,502         $177,923        ($556,828)           ($ 50)             ($377,453)
                                 ===========     ========        =========       ==========         ============        ============

                       See notes to financial statements.

                                SEARCHHELP, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                For the Period From                                                Cumulative From
                                                  January 29, 1999                                                 January 29, 1999
                                                  (Inception) to      For the Year Ended      For the Year Ended    (Inception) to
                                                December 31, 1999     December 31, 2000       December 31, 2001    December 31, 2001
                                               -------------------    ------------------      ------------------   -----------------
Cash flows from operating activities:
 Net loss                                               ($22,208)         ($57,223)           ($ 210,301)              ($289,732)
                                                        ---------         ---------           ----------              ----------
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                             655             1,312                 1,800                   3,767
   Amortization of deferred finance costs                     -                 -                 15,000                  15,000
   Amortization of software development costs              7,818            22,292                35,058                  65,168
   Increase (decrease) in cash flows as a
    result of changes
   in asset and liability account balances:
     Prepaid insurance                                        -                 -              (   3,403)              (   3,403)
     Security deposit                                         -           (  1,079)            (   1,076)              (   2,155)
     Accounts payable                                      9,535            42,835             (  34,386)                 17,984
     Accrued expenses                                         -                 -                 11,067                  11,067
                                                        ---------         ---------           ----------              ----------
 Total adjustments                                        18,008            65,360                24,060                 107,428
                                                        ---------         ---------           ----------              ----------

Net cash provided by (used in) operating activities     (  4,200)            8,137            (  186,241)              ( 182,304)
                                                        ---------         ---------           ----------              ----------

Cash flows from investing activities:
 Equipment purchased                                    (    652)         (  1,572)           (    6,380)              (   8,604)
 Software development costs                             ( 46,906)         ( 39,936)           (   67,180)              ( 154,022)
 Trademark costs                                        (  1,200)               -                     -                (   1,200)
 Organization costs                                     (    825)               -                     -                (     825)
                                                        ---------         ---------           ----------              ----------
Net cash used in investing activities                   ( 49,583)         ( 41,508)           (   73,560)              ( 164,651)
                                                        ---------         ---------           ----------              ----------

Cash flows from financing activities:
 Stockholder loans                                        53,314            42,436            (    8,979)                 86,771
 Note payable - bank                                          -                 -                 39,450                  39,450
 Proceeds from notes payable - other                          -                 -                275,000                 275,000
 Loans payable                                                -                 -                104,575                 104,575
 Equipment loans                                              -           (  1,182)           (    1,627)                ( 2,809)
 Sale of common stock                                      2,000                -                     -                    2,000
 Deferred finance costs                                       -                 -             (   27,500)               ( 27,500)
 Deferred registration costs                                  -                 -             (   25,000)               ( 25,000)
                                                        ---------         ---------           ----------              ----------
Net cash provided by financing activities                 55,314            41,254               355,919                 452,487
                                                        ---------         ---------           ----------              ----------

Net increase in cash                                       1,531             7,883                96,118                 105,532

Cash at beginning of period                                  -               1,531                 9,414                      -
                                                        ---------         ---------           ----------              ----------

Cash at end of period                                   $  1,531           $ 9,414             $ 105,532               $ 105,532
                                                        =========         =========           ==========              ==========

                       See notes to financial statements.

                                SEARCHHELP, INC.
                          (A Development Stage Company)
                      STATEMENTS OF CASH FLOWS (CONTINUED)


                                                         For the Period From                                       Cumulative From
                                                          January 29, 1999                                         January 29, 1999
                                                           (Inception) to    For the Year Ended For the Year Ended  (Inception) to
                                                          December 31, 1999  December 31, 2000  December 31, 2001  December 31, 2001
                                                          -----------------  -----------------  -----------------  -----------------

Supplemental Disclosures of Cash Flow Information:
  Cash payments made during the period for:
    Interest                                                     $1,230          $3,140            $  6,166             $  10,536
                                                                 =======         =======           =========            =========

Supplemental Schedules of Noncash Investing and Financing Activities:

    Asset acquired for debt                                      $3,633          $  -              $   -                $  3,633
                                                                 =======         =======           =========            =========

    Deferred registration costs                                  $  -            $  -              $    100             $    100
                                                                 =======         =======           =========            =========

    Loans converted to common stock                              $  -            $  -              $104,575             $104,575
                                                                 =======         =======           =========            =========


                                                                                 For the Three Months Ended          Cumulative From
                                                                                            March 31,               January 29, 1999
                                                                                -----------------------------        (Inception) to
                                                                                     2002                2001        March 31, 2002
                                                                                 ----------           ----------      ----------
                                                                                 (Unaudited)         (Unaudited)       (Unaudited)

Supplemental Disclosures of Cash Flow Information:
  Cash payments made during the period for:
    Interest                                                                       $ 3,079             $ 1,730           $  13,615
                                                                                   ========            ========          =========

Supplemental Schedules of Noncash Investing and Financing Activities:

  Assets acquired for debt                                                         $15,656             $   -             $  19,289
                                                                                   ========            ========          =========

  Deferred registration costs                                                      $   -               $   -             $    100
                                                                                   ========            ========          =========

  Loans converted to common stock                                                  $   -               $   -             $104,575
                                                                                   ========            ========          =========

                       See notes to financial statements.

                                SEARCHHELP, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                                   For the Three                Cumulative from
                                                                    Months Ended                January 29, 1999
                                                                      March 31,                  (Inception) to
                                                              2002               2001            March 31, 2002
                                                           ----------          ---------         --------------
                                                           (Unaudited)        (Unaudited)            (Unaudited)

Cash flows from operating activities:
  Net loss                                                 ($267,096)          ($40,284)             ($556,828)
                                                           ----------          ---------             ----------
  Adjustments to reconcile net loss to net
      cash used in operating activities:
    Compensatory element of noteholders
      purchase rights                                          66,150                -                  66,150
    Depreciation and amortization                               1,012                487                 4,779
    Amortization of deferred finance costs                     21,292                -                  36,292
    Amortization of software development costs                 15,409              7,414                80,577
    Increase (decrease) in cash flows as
        a result of changes in asset and
        liability account balances:
      Prepaid insurance                                           638                -               (   2,765)
      Security deposit                                            -                  -               (   2,155)
      Accounts payable                                      (   3,203)             1,280                14,781
      Accrued expenses                                         83,299                -                  94,366
                                                           ----------          ---------             ----------
  Total adjustments                                           184,597              9,181               292,025
                                                           ----------          ---------             ----------
Net cash used in operating activities                       (  82,499)          ( 31,103)            ( 264,803)
                                                           ----------          ---------             ----------

Cash flows from investing activities:
  Equipment purchased                                             -                  -               (   8,604)
  Software development costs                                (  30,900)          (  4,250)            ( 184,922)
  Trademark costs                                                 -                  -               (   1,200)
  Organization costs                                              -                  -               (     825)
                                                           ----------          ---------             ----------
Net cash used in investing activities                       (  30,900)          (  4,250)            ( 195,551)
                                                           ----------          ---------             ----------

Cash flows from financing activities:
  Stockholder loans                                               -                  500                86,771
  Notes payable - bank                                            -             ( 14,000)               39,450
  Proceeds from notes payable - other                          50,000                -                 325,000
  Loans payable                                                   -                45,000              104,575
  Equipment loans                                           (   1,150)          (     499)           (   3,959)
  Sale of common stock                                            150                -                   2,150
  Deferred finance costs                                    (  10,000)               -               (  37,500)
  Deferred registration costs                                     -                  -               (  25,000)
  Proceeds from stock subscriptions receivable                  6,400                -                   6,400
                                                           ----------          ---------             ----------
Net cash provided by financing activities                      45,400             31,001               497,887
                                                           ----------          ---------             ----------

Net increase (decrease) in cash                             (  67,999)          (  4,352)               37,533

Net cash at beginning of period                               105,532              9,287                     -
                                                           ----------          ---------             ----------

Net cash at end of period                                   $  37,533           $  4,935            $   37,533
                                                           ----------          ---------             ----------

                       See notes to financial statements.

                                SEARCHHELP, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
     (INFORMATION RELATING TO THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001 IS UNAUDITED) AND AS AT AND FOR THE PERIOD FROM JANUARY 29, 1999 (INCEPTION)
      TO DECEMBER 31, 1999, FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001
   AND FOR THE PERIOD FROM JANUARY 29, 1999 (INCEPTION) TO DECEMBER 31, 2001

NOTE 1 - PLAN OF ORGANIZATION:

          (a)  Organization and Presentation of Financial Statements:

                    SearchHelp,  Inc. (the  "Company") was  incorporated  in the
               State of Delaware on September 5, 2001 at which time the founding shareholders subscribed for 6,660,000 shares of the Company's common stock for an aggregate of $6,450. The stock subscriptions were paid in January and February 2002. The Company is a successor to SH Networks.com, Inc., ("SHN"), formerly known as SearchHelp.com, Inc., a New York corporation formed on January 29, 1999. SHN merged into the Company on September 5, 2001 in a transaction in which the shareholders of SHN exchanged all of the capital stock in SHN for 6,616,910 common shares of the Company. The merger was accounted for in a manner similar to a pooling of interests. Certain creditors of SHN simultaneously converted their debt of $104,575 into 1,623,090 shares of the Company's common stock. Since its inception through December 31, 2001, the Company and its predecessor have not generated any significant revenues and have not carried on any significant operations. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has a working capital deficiency of $322,161 and stockholders' capital deficiency of $183,057 at December 31, 2001. These conditions raise substantial doubt about the Company's ability of continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's efforts have been directed towards the development and implementation of a plan to generate sufficient revenues to cover all of its present and future costs and expenses. The plan which provides services and solutions for small businesses, local institutions and individuals in small communities throughout the United States of America, with a local focus.

                    The  financial  statements  as at March 31, 2002 and for the three months ended March 31, 2002 and 2001 have not been audited. In the opinion of management, the unaudited interim financial statements reflect all adjustments and accruals, consisting only of normal recurring adjustments and accruals, necessary to present fairly the financial position of the Company as at March 31, 2002 and the results of its operations, changes in stockholders' equity and cash flows for the three months ended March 31, 2002 and 2001. The results for the three months ended March 31, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year.

          (b)  Principal Business Activity:

                    The  Company  intends  to  provide  small  business  with an on-line forum to enhance their business and increase their revenues through business applications such as customized web site, advertising and other products and services. The Company also intends to assist in marketing and improvement of local communities through fee based community development services. In addition, the Company intends to provide access to educational assistance and access to other products and services tailored to and for local communities. The implementation of these plans, according to management, is dependent on the successful proposed public offering of the Company's common stock.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          (a)  Basis of Presentation:

                    The accompanying  financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

          (b)  Revenue Recognition:

                    Through   December  31,  2001,  the  Company  did  not  have
               significant revenues and is in the development stage. Upon the completion of its Web site, the Company will recognize revenues, if any, in accordance with accounting principles generally accepted in the United States of America. Income from contracts for membership fees, advertising income, web site services and solutions will be earned on a pro-rata basis throughout the life of the related contract. Revenues in the form of sales and commissions from the on line sale of products, if any, will be recognized at the date of shipment.

          (c)  Use of Estimates:

                    The  preparation of financial  statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          (d)  Depreciation and Amortization:

                    Depreciation  of property  and  equipment is provided by the straight-line method, over the estimated useful lives of the related assets ranging from five to seven years. Significant improvements are capitalized; maintenance and repairs are charged to income. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss, if any, is reflected in income.

                    Costs  associated  with the attainment of trademarks and the development of software are capitalized. Costs incurred in the securing of financing are also capitalized. Amortization of trademark, software development costs and finance costs is provided by the straight-line method, over the useful life of fifteen years, three years and sixty days, respectively.

          (e)  Advertising Costs.

                    The Company  expenses  advertising  and  promotion  costs as incurred.

          (f)  Earnings Per Share:

                    The  Company  adopted  Statement  of  Financial   Accounting
               Standards No. 128, "Earning Per Share". Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income available to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share, which is calculated by dividing net income available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding, is not presented as it is anti-dilutive.

          (g)  Recently Issued Accounting Pronouncements:

                    In June  2001,  the  FASB  issued  SFAS No.  141,  "Business
               Combinations", and SFAS No. 142, "Goodwill and Other Assets". Under these new standards, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting, and purchased goodwill is no longer amortized over its useful life. Rather, goodwill will be subject to a periodic impairment test based upon its fair value.

                    In August  2001,  the FASB issued SFAS No. 143,  "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset.

NOTE  2 -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

                    In October 2001,  the FASB issued SFAS No. 144,  "Accounting for the Impairment or Disposal of Long-Lived Assets". This pronouncement addresses financial accounting for the impairment or disposal of long-lived assets and discontinued operations.

                    The Company  believes the  adoption of these  pronouncements will not have a material impact on the Company

NOTE  3 -         PROPERTY AND EQUIPMENT.

                    Property and equipment consist of:

                                             December 31,        March 31,
                                                  2001               2002
                                            ----------------    ---------------
                                                                (Unaudited)
Computers                                      $ 11,434           $  27,090
Furniture and fixtures                              803                 803
                                              ----------         -----------
                                                 12,237              27,893
Less:  Accumulated depreciation                   2,681               3,673
                                              ----------         -----------

                                               $  9,556           $  24,220
                                              ==========         ===========
NOTE  4 -         NOTES PAYABLE TO BANK.

                    The  Company has a $50,000  revolving  line of credit with a bank. Interest on borrowings is charged at 2.25% above the bank's prevailing prime rate, which was 7.0% at December 31, 2001 and March 31, 2002. At December 31, 2001 and March 31, 2002, $39,450
               of the line has been utilized. The debt is guaranteed by the President and Vice President of the Company and is collateralized by marketable securities owned by the Company's president with a fair market value of approximately $33,000 at December 31, 2001.

NOTE  5 -         NOTES PAYABLE - OTHER.

          (a) Recently Issued Accounting Pronouncements: (Continued)During December 2001, the Company initiated a private placement offering to raise capital in order to fund the creation of its web site. The offering consists of up to thirteen $25,000 notes bearing interest at 10% per annum payable in sixty (60) days from issuance. Each note holder has the right to purchase 10,000 shares of the Company's common stock at $.01 per share after the first sixty (60) days that the note is outstanding and then 5,000 shares at the end of each additional thirty (30) day period. The variance between the purchase right's exercise price per share and the fair value of the securities acquired will be charged to operations as additional interest. Additionally, the placement agent was to be paid ten (10%) percent of the proceeds of the offering, plus out-of-pocket expenses. Amortization of deferred financing costs is charged to operations over the sixty (60) day term of the notes.

               At December 31, 2001, the Company had sold nine notes. In January and February 2002, the remaining four notes were sold at par. Interest expense on these notes amounted to $1,199 at December 31, 2001 and $83,289 for the three months ended March 31, 2002. A placement agent fee of $22,500 was paid and $5,000 accrued through December 31, 2001 and $37,500 at March 31, 2002, respectively, is reflected on the accompanying balance sheet as deferred financing costs.

               At March 31, 2002, the note holders were entitled to purchase 135,000 common shares in the aggregate. For each successive 30 day period each $25,000 note remains outstanding, the note holder is entitled to purchase up to an additional 5,000 shares of common stock at the purchase price of $.01 per share. Management does not anticipate repaying the notes prior to September, 2002 at which time the note holders will have purchase rights for an aggregate of 545,000 shares of the Company's common stock for $0.01 per share. If the notes are not repaid prior to December, 2002, then the note holders will have purchase rights to an aggregate of 760,000 shares of the Company's common stock at $0.01 per share.

          (b) Included in the caption "Notes Payable - Other" are bridge loans in the amount of $50,000 received during September and October, 2001 bearing interest at 10% per annum which were subsequently repaid during February 2002.

NOTE  6 - LOAN PAYABLE - EQUIPMENT.

                                                    December 31,       March 31,
                                                        2001             2002
                                                    ------------    ------------

Obligation  under  equipment   financed,
  payable  in  monthly  installments  of
  $158 through  February  28, 2002,  and
  $495 through March  16,2005  including
  interest at 23% and 13%, respectively,
  and  collateralized  by the equipment.
  The  liability at December 31, 2001 of
  $824 is included in accrued expenses.              $     824       $  15,330

Less:  Current portion                                     824           4,195
                                                    ------------    ------------

                                                     $       -          11,135
                                                    ============    ============

NOTE  7 - DUE TO STOCKHOLDERS.

                    At  December  31, 2001 and March 31,  2002,  the Company was
               indebted to the President of the Company in the amount of $71,951 and to its Vice President in the amount of $14,820 for cash working capital advances made to the Company. These advances are non-interest bearing.

NOTE  8 - ACCRUED EXPENSES.

                           Accrued expenses consist of the following at:


                                                 December 31,          March 31,
                                                     2001                2002
                                                 -------------        ----------
                                                                     (Unaudited)

Placement agent fee                               $   5,000            $    -
Interest on notes payable                             2,719              83,527
Payroll taxes                                         3,348               4,339
Loan payable - equipment                                824                 -
Directory fee                                           -                 6,500
                                                 -------------        ----------

                                                  $  11,891            $ 94,366
                                                 =============        ==========

NOTE 9 - INCOME TAXES.

                    At December 31, 2001,  the Company had a net operating  loss carryforward amounting to approximately $88,000 available to reduce future taxable income, which expires in the year 2021. Management is unable to determine if the utilization of the future tax benefit is more likely than not and accordingly, the asset has been fully reserved:



                        For the Period From
                        January 29, 1999                                             For the Three Months Ended March 31,
                        (Inception) to       For the Year Ended  For the Year Ended  ------------------------------------
                         December 31, 1999   December 31, 2000    December 31, 2001        2002             2001
                        ------------------- -------------------  -------------------   -----------       -----------
                                                                                     (Unaudited)          (Unaudited)
Loss before income taxes ($22,200)           ($57,200)           ($210,300)           ($267,100)           $40,000
                         =========           =========           ==========           ==========          ========

Expected statutory
  tax benefit            ( 7,500) (34.0%)    ( 19,400) (34.0%)   (  71,500)  (34.0%)  (  90,800)  (34.0%) ( 13,700)  (34.0%)

Tax benefit attributable
  to loss utilized by
  "S" Corporation
  stockholders             7,500   34.0%       19,400   34.0%       37,800    18.0%          -              13,700    34.0%

Non deductible expenses,
  primarily amortization       -                    -                3,700     1.7%       5,500     2.1%        -

Net operating loss
  valuation reserve            -                    -               30,000     14.3%     85,300    31.9%        -
                         ---------           ---------           ----------           ----------          --------

Total tax benefit         $    -              $     -             $      -             $     -             $    -
                         =========           =========           ==========           ==========          ========

NOTE 10 - EMPLOYMENT AGREEMENTS.

                    The Company  entered into an employment  agreement  with its
               President, which terminates on February 28, 2003 with a base salary of $80,000 per annum, which will commence upon the completion by the Company of its Initial Public Offering. The agreement also provides for (i) minimum annual increases in the base salary of 5%, (ii) with the consent of the Board of Directors, employee's salary shall be increased to $150,000 per annum upon the Company's successful completion of future rounds of financing which together with the first round of financing, accumulatively totals at least $6,000,000 (iii) an incentive bonus to be determined prior to the commencement of each year, and, (iv) stock options to purchase up to $200,000 worth of the Company's common stock which are to be granted from the Company's to be established stock option plan at an exercise price equal to the mid point between the bid and ask price of the Company's common stock on the date of grant.

                    The Company  entered into an employment  agreement  with its
               Vice President, which terminates on February 28, 2003 with a base salary of $70,000 per annum, which will commence upon the completion by the Company of its Initial Public Offering. The agreement also provided for (i) minimum annual increases in the base salary of 5%, (ii) with the consent of the Board of Directors, employee's salary shall be increased to $140,000 per annum upon the Company's successful completion of future rounds of financing which together with the first round of financing, accumulatively totals at least $6,000,000 (iii) an incentive bonus to be determined prior to the commencement of each year, and, (iv) stock options to purchases up to $200,000 worth of the Company's common stock which are to be granted from the Company's to be established stock option plan at an exercise price equal to the mid point between the bid and ask price of the Company's common stock on the date of grant.

                    Each agreement shall be  automatically  extended by one-year periods at the conclusion of its term. Each agreement can be terminated upon 90 days prior notice that the employee or employer do not intend to renew the contract at the end of its then term.

NOTE 11 - COMMITMENTS CONTINGENCIES.

          (a)  Leases:

                    The Company is obligated  under an  operating  lease for its office, which expires on December 1, 2002 at an annual rent of $12,960.

          (b)  Initial Sale of the Company's Securities to the Public.

                    The  Company  entered  into  a  letter  of  intent  with  an underwriter to offer for sale to the public on a best efforts basis up to 8,000,000 units (each consisting of one share of common stock and one warrant to purchase one share of common stock at a price of $.75 per share) at $0.50 per unit. The underwriter is to receive 10% of the gross proceeds from the offering plus certain warrants and reimbursements of expenses.

               PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 1:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Our Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has applied for liability insurance for its officers and directors.

          Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL,  or (iv) for any  transaction  from which the  director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

          At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 2:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          Exclusive of the placement compensation, our estimated expenses in connection with the issuance and distribution of the securities being registered are:

         Securities and exchange commission filing fee                 $   2,208
         Accounting fees and expenses                                  $  40,000
         Legal fees and expenses                                       $ 100,000
         Miscellaneous, including Blue Sky and NASD filings            $ 157,792
                                                                        --------
                  Total                                                $ 300,000

ITEM 3:  UNDERTAKINGS

A.       Registrant hereby undertakes:

          a. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          c.   To  remove  from   registration  by  means  of  a  post-effective
          amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The small business issuer will provide to the placement agent at the closing specified in the placement agent agreement certificates in such denominations and registered in such names as required by the placement agent to permit prompt delivery to each purchaser.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable.

          In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4:  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

          Pursuant to board action on September 5, 2000, the registrant issued 15,000,000shares of common stock priced at $.001 per share, in a private placement to principals of SearchHelp and their designees, and certain other persons (a total of 33 persons, 24 of whom were accredited) for a total of $113,125. No placement agent was involved and no commissions were earned or paid. The shares were issued as they were paid for. Between December 1, 2001 and February 14, 2002 promissory notes were issued to 13 accredited investors at $25,000 each for a total of $325,000. Robert M. Cohen & Co., Inc. was the placement agent and received commissions totaling $32,500. If we do not pay back the note holders in full within 60 days of issuance (and we have not), the note holders may purchase up to 5,000 shares per month of our common stock at $.01 per share for each additional month the note remains unpaid. 25,000 shares have been purchased by the note holders. If the notes are not paid before December 31, 2001, an aggregate of an additional 750,000 shares may be so purchased. In the event these 750,000 shares are purchased, these shares of common stock will be issued in reliance of the exemption from registration provided by Rule 506 of the Securities Act of 1933.

ITEM 5:  INDEX TO EXHIBITS

         (1) (a)  Form of Placement Agreement
             (b)  Form of Placement Agent's Warrant
             (c)  Form Placement Agent Registration Rights Agreement
         (2) (a)  Articles of Incorporation, as amended
             (b)  By Laws
         (3) (a)  Form of Common Stock Purchase Warrant, exercise price $.75
             (b)  Form of Common Stock Purchase Warrant, exercise price $1.75
             (c)  Form of Stock Certificate(1)
         (4)      Form Subscription Agreement
         (6) (a)  William Bozsnyak Employment Agreement
             (b)  Debbie Seaman Employment Agreement
             (c)  Agreement of Lease
             (d)  Extension of Agreement of Lease

             (e)  Internet Advertising Agreement
             (f)  Agreement with Tutornet.com Group, Inc.
             (g)  Agreement with Acxiom Corporation
             (h)  Teaming Agreement
             (i)  Specimen Promissory Note for Loan with Equity
             (j)  Specimen Promissory Note for Loan without Equity
             (k)  Form Lock-Up Agreement
             (l)  Form Escrow Agreement(1)
             (m)  Warrant Agreement(1)
         (10)(a)  Consent of Weinick Sanders Leventhal & Co., LLP
             (b) Consent of Tannenbaum Helpern Syracuse & Hirschtritt LLP (included in Exhibit 11)
         (11)     Opinion re: Legality

(1)  To be filed by amendment

                                 SIGNATURES

          The issuer has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bethpage, state of New York, on May 21, 2002.


                                       SearchHelp, Inc.


                                      By: /s/ William Bozsnyak
                                          --------------------------------
                                      Name:  William Bozsnyak
                                      Title: Chief Executive Officer,
                                               President, Treasurer and Director


         This offering statement has been signed by the following persons in the capacities and on the dates indicated.


By:  /s/ William Bozsnyak                           Date:   May 21 , 2002
     ---------------------------------------                -------------
Name:    William Bozsnyak
Title:   Chief Executive Officer,
           President, Treasurer and Director

By:  /s/ Debbie Seaman                              Date:   May 21 , 2002
     ---------------------------------------                -------------
Name:    Debbie Seaman
Title:   Vice President, Secretary, Director

By:  /s/ Ronald Glime                               Date:   May 21 , 2002
     ----------------------------------------               -------------
Name:    Ronald Glime
Title:   Chief Financial Officer

By:  /s/ Joel San Antonio                           Date:   May 21 , 2002
     ---------------------------------------                -------------
Name:    Joel San Antonio
Title:   Director

By:  /s/ Joseph Carrizzo                            Date:   May 21 , 2002
     ---------------------------------------                -------------
Name:    Joseph Carrizzo
Title:   Director